Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
AMONG
ABBOTT LABORATORIES,
COBRA ACQUISITION CO.
AND
CARDIOVASCULAR SYSTEMS, INC.

DATED AS OF FEBRUARY 8, 2023

ii

iii

Company Disclosure Letter

Exhibits

Exhibit A    Form of Surviving Corporation Certificate of Incorporation
Exhibit B    Form of Surviving Corporation Bylaws

iv

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER dated as of February 8, 2023 (this “Agreement”) is made and entered into among Abbott Laboratories, an Illinois corporation (“Parent”), Cobra Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Cardiovascular Systems, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement, the merger of Merger Sub with and into the Company, with the Company surviving the merger in accordance with the DGCL as a wholly-owned direct subsidiary of Parent upon the terms and subject to the conditions set forth in this Agreement (the foregoing merger, the “Merger”), and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by and on behalf of the Company, (c) resolved to recommend the adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company and (d) directed that this Agreement be submitted to the stockholders of the Company for adoption.
WHEREAS, the Board of Directors of Merger Sub has unanimously (a) authorized and approved the execution, delivery and performance of this Agreement by and on behalf of Merger Sub and declared the advisability of the Merger and (b) directed that this Agreement be submitted to Parent as the sole stockholder of Merger Sub for its adoption and recommended that the sole stockholder of Merger Sub adopt this Agreement.
WHEREAS, the Board of Directors of Parent has unanimously (a) approved the Merger and (b) authorized and approved the execution, delivery and performance of this Agreement by Parent.
WHEREAS, the Company, Parent and Merger Sub desire to make and enter into certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:
AGREEMENT
ARTICLE I
DEFINED TERMS
Section 1.1    Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.
“Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and another Person that (a) contains confidentiality, non-use and other provisions applicable to such Person and its Affiliates and Representatives no less restrictive on the other party than the provisions contained in the Confidentiality Agreement and (b) does not contain any provision that could prevent the Company from performing and complying in all material respects with its obligations under this Agreement, including the Company’s obligations to provide any disclosure to Parent required pursuant to Section 6.5.
“Acquisition Proposal” means any proposal or offer from, or any inquiry or indication of interest that would reasonably be expected to lead to the making of a proposal or offer by, any Person, whether or not in writing or subject to conditions, relating to any transaction or series of transactions involving, alone or in

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combination, any direct or indirect (a) merger, share exchange, joint venture, partnership, business combination, consolidation, recapitalization, reorganization, liquidation or dissolution involving the Company or any of its Subsidiaries (or of the surviving entity in a merger involving any of the Company’s Subsidiaries or the resulting direct or indirect parent of such Subsidiary or such surviving entity), (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or transaction, assumption or disposition of assets, including any Securities of the Company’s Subsidiaries, to which 15 percent or more of the revenues of the Company and its Subsidiaries, taken as a whole and on a consolidated basis, are attributable or (c) purchase, share issuance, tender offer, exchange offer or other acquisition or transaction (including by way of merger, share exchange, joint venture, partnership, business combination, consolidation or otherwise) that if consummated would result in the Beneficial Ownership by any Person or “group” (as defined under the Exchange Act), or any stockholders or equityholders of any Person or “group” (as defined under the Exchange Act), of Securities representing 15 percent or more (on a fully-diluted basis) of the outstanding Common Stock or any other class of voting Securities of the Company (or of the shares of any surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving the Company or other class of capital stock of the Company) or of the outstanding securities of any class of Securities of any of the Company’s Subsidiaries (or of shares of any surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving such Subsidiary) (other than to any Person or “group” that already has Beneficial Ownership of 15 percent or more of such securities as of the date hereof, in which case there shall not be an increase in Beneficial Ownership of such Person or “group” of more than 2 percent of such securities); provided that the term “Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.
“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor or otherwise.
“Anti-Corruption Laws” means any Laws prohibiting bribery or corruption, including (a) the U.S. Foreign Corrupt Practices Act, (b) the U.S. Travel Act, 18 U.S.C. § 201, (c) the U.K. Bribery Act 2010 and (d) Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
“Beneficial Owner” means, with respect to a Security, any Person that, directly or indirectly, through any Contract, relationship or otherwise, is or would be considered the “beneficial owner” of such Security in accordance with Rule 13d-3 under the Exchange Act. The term “Beneficial Ownership” will be construed accordingly.
“Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other bonus, commission or other incentive, stock option, stock purchase, stock appreciation, restricted stock, restricted stock unit, phantom equity or other equity-based, employment, retention, change in control, severance, termination, pension, retirement, profit-sharing, deferred compensation, vacation, health, welfare, fringe benefit, retiree medical or life insurance, or other benefit or compensation plan, program, policy, Contract or other arrangement, whether or not in writing and whether or not funded, in each case, entered into, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Individual Service Provider, or with respect to which the Company or any Company Subsidiary has or would reasonably be expected to have any liability, whether actual or contingent, but excluding workers’ compensation, unemployment compensation and other programs that are required under applicable Law and maintained by any Governmental Authority.
“Board of Directors” means the board of directors of a specified Person.

“Business Day” means any day, except Saturday or Sunday, on which commercial banks are not required or authorized to close in Chicago, Illinois, or St. Paul, Minnesota.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended, and the rules and regulations promulgated thereunder.
“Change” means a change, circumstance, condition, development, effect, event, occurrence, fact or state of facts.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Common Stock” means the common stock, par value $0.001 per share, of the Company.
“Company Equity Awards” means, collectively, the Company Options, shares of Company Restricted Stock and Company Restricted Stock Units.
“Company ESPP” means the Cardiovascular Systems, Inc. 2015 Employee Stock Purchase Plan, as amended through the date of this Agreement.
“Company Option” means each outstanding option to purchase shares of Common Stock awarded under any Stock Plan.
“Company Product” means all “drugs,” “devices” and “combination products” (as those terms are defined in Section 201 of the FDCA) and other products, including the features and functionality offered by any such products, that are or could be subject to the FDCA or any similar Law in any jurisdiction that are being or have been researched, tested, developed, designed, commercialized, manufactured, sold, licensed, leased, delivered or distributed by or on behalf of the Company or any Company Subsidiary.
“Company Restricted Stock” means each share of Common Stock subject to vesting (whether time-based or performance-based), repurchase or other lapse restriction that is outstanding and awarded under any Stock Plan.
“Company Restricted Stock Unit” means each restricted stock unit representing the right to vest in and be issued shares of Common Stock or the cash equivalent thereof that is outstanding and awarded under any Stock Plan.
“Competition Law” means any Law, including the HSR Act, the Clayton Act of 1914, as amended, the Sherman Antitrust Act of 1890, as amended, the Federal Trade Commission Act, as amended, and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, and other applicable Laws that are intended to prohibit, restrict or regulate actions having an anticompetitive effect or purpose, including competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.
“Constituent Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws, (b) with respect to any limited liability company, its articles or certificate of formation and operating or limited liability company agreement, (c) with respect to a partnership, its certificate of limited partnership (if a limited partnership) and partnership agreement and (d) with respect to any other entity, any similar organizational or governing documents of such entity, including any applicable jurisdictional equivalents.
“Continuing Employees” means each employee of the Company or a Company Subsidiary who continues as an employee of Parent, the Surviving Corporation, or one of its Affiliates immediately after the Effective Time.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding instrument, in each case, whether written or oral and whether one or a series of related Contracts.
“Copyrights” means all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights.
“Covenant Contracts” means all Company Contracts other than (a) those Company Contracts described in Section 4.20(a)(i) or Section 4.20(a)(x) that, in either case, are Contracts with a customer that is a member of a group purchasing organization, but does not involve an amount in excess of $1,000,000 in the past 12 months or is not expected to involve more than $1,000,000 within 12 months of the execution of this Agreement; (b) those Company Contracts described in Section 4.20(a)(xi) that are Contracts with a customer that is a specific site or hospital affiliated with a Governmental Authority that is purchasing under the terms of an umbrella Contract with such Governmental Authority; (c) those Company Contracts set forth as items 1 – 10 under the heading “Contracts that are not Covenant Contracts” in Section 4.20(a)(ix) of the Company Disclosure Letter; and (d) those Company Contracts that qualify as a Company Contract as described in Section 4.20(a)(xiii) solely because such Company Contract includes a most favored nation or similar right, but which Company Contract is not otherwise described in any other subsection of Section 4.20(a), including Section 4.20(a)(i).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations, or variations thereof.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19 (including the CARES Act and the Families First Act or any change in applicable Laws related to, in connection with or arising out of COVID-19).
“COVID-19 Tax Measures” means any Law or guideline relating to Taxes enacted, issued, promulgated or adopted by any Governmental Authority in connection with, or in response to, COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act.
“DGCL” means the General Corporation Law of the State of Delaware, as amended.
“Employee Company Equity Award Holder” means any holder of a Company Equity Award who was granted such Company Equity Award in his or her capacity as an employee for applicable employment Tax purposes.
“Environmental Law” means any Law relating to the pollution or protection of the environment, natural resources, or public or worker health and safety, and any Law pertaining to the exposure to, or the treatment, storage, handling, disposal, generation, manufacture, management, processing, use, registration, distribution, transportation, recycling, reuse, disposal, Release or threatened Release of, Hazardous Substances.
“Environmental Permit” means any Permit required pursuant to any Environmental Law.
“Equity Right” means, with respect to any Person, any Security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any option, call, restricted stock, deferred stock award, stock unit, “phantom” award, dividend equivalent or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, Securities or earnings or business performance (whether financial or otherwise) of such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that, together with the Company or any Company Subsidiary, would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Families First Act” means the Families First Coronavirus Response Act, as amended, and the rules and regulations promulgated thereunder.
“FDA” means U.S. Food and Drug Administration or any successor agency thereto.
“FDCA” means the Federal Food, Drug, and Cosmetic Act, including any regulations and guidance promulgated or published thereunder.
“Financial Statements” means the consolidated financial statements, whether audited or unaudited, of the Company and its Subsidiaries included or incorporated by reference in any SEC Documents, including, in the case of fiscal year-end statements, the reports thereon by PricewaterhouseCoopers LLP, the independent auditors of the Company for the periods included therein, and, in each case, a consolidated balance sheet, a consolidated statement of operations, a consolidated statement of comprehensive income, a consolidated statement of changes in stockholders’ equity, a consolidated statement of cash flows and any accompanying notes.
“Foreign Investment Law” means any Law intended to prohibit, restrict or regulate acquisitions or investments in Persons organized, domiciled or operating in a jurisdiction by foreign Persons.
“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Parts 11, 50, 54, 56, and 812 or any comparable Laws of other Healthcare Regulatory Authorities.
“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58 or any comparable Laws of other Healthcare Regulatory Authorities.
“Government Official” means (a) officers, employees or representatives of any Governmental Authority, (b) any individual who, although temporarily or without payment, holds a public position, employment, or function, (c) any private person acting in an official capacity for or on behalf of any Governmental Authority (such as a consultant retained by a Governmental Authority), (d) candidates for political office at any level, (e) political parties and their officials, and (f) officers, employees or representatives of public international organizations (such as the United Nations, World Bank and International Monetary Fund).
“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction (or political subdivision thereof), (b) any court or other judicial entity, (c) federal, state, local, municipal, non-U.S. or other government, (d) department, agency or instrumentality of a non-U.S. or other government, including any state-owned or state controlled instrumentality of a non-U.S. or other government, (e) governmental entity of any nature (including any governmental agency, branch or department and any court or other tribunal), or other body (including any self-regulating body) exercising, or entitled to exercise, any legally binding administrative, executive, judicial, legislative, police, regulatory or arbitral authority or power of any nature (including, in any respect, Taxes), or (f) international or multinational organization formed by states, governments or other international organizations.
“Governmental Healthcare Programs” means any and all “federal healthcare programs” as defined by 42 U.S.C. § 1320a–7b(f), including Medicare, Medicaid, TRICARE, Maternal and Child Health Service Block Grant, Children’s Health Insurance Program, Social Services Block Grant, and any other, similar or successor federal, state or local healthcare payment programs with or, sponsored in whole or in part by, any Healthcare Regulatory Authority.
“Hazardous Substance” means any substance, material, product, or waste that is listed, defined, designated or classified as hazardous, radioactive, toxic, a contaminant, or a pollutant, or is otherwise regulated, under any Environmental Law, including any admixture or solution thereof, and including petroleum and all derivatives thereof, friable asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances and polychlorinated biphenyls.
“Healthcare Laws” means all Laws applicable to the operation of the Company’s and any Company Subsidiaries’ businesses related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of any Company Products and services provided or rendered by the Company or any Company Subsidiary and all Laws related to the provision, administration, management or payment for healthcare or healthcare-related products, services or professionals, applicable to the Company’s and any Company Subsidiaries’ businesses, including all Laws relating to: (a) Governmental Healthcare Programs or Payors; (b) the coding, coverage, reimbursement billing, administration or submission of claims, benefits or refunds to patients or Payors; (c) insurance and managed care; (d) fraud and abuse, bribes, rebates, kickbacks, referrals, corporate practice of medicine, false claims, fee splitting or patient brokering, including the following Laws and all rules and regulations promulgated pursuant thereto: (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 301 et seq.) and 21 C.F.R. Part 807); (ii) statutes governing all Governmental Healthcare Programs, including the federal Medicare and Medicaid statutes (Title XVIII and Title XIX of the Social Security Act), and related state or local statutes; (iii) the Patient Protection and Affordable Care Act; (iv) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (v) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (vi) Stark Law (42 U.S.C. § 1395nn); (vii) False Claims Act (31 U.S.C. § 3729 et seq.); (viii) the Program Fraud Civil Penalties Act (31 U.S.C. §3801 et seq.); (ix) the Federal Healthcare Fraud law (18 U.S.C. § 1347); (x) the Federal Conspiracy to Defraud Statute (18 U.S.C. § 286); (xi) the Federal False Statements Statute (18 U.S.C. § 1001), and all applicable Laws analogous to the foregoing in states and all other jurisdictions in which the Company operates; (xii) medical records and patient privacy and security Laws including the Health Insurance Portability and Accountability Act (HIPAA) of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state or local Laws; (xiii) the rules and regulations promulgated and enforced by any Healthcare Regulatory Authority, including, as applicable, current Good Laboratory Practices, Good Clinical Practices, and Quality Systems Requirements; (xiv) federal, state or local device licensing, disclosure and reporting requirements; (xv) the Federal Trade Commission Act and (xvi) any comparable foreign Laws for any of the foregoing.
“Healthcare Permit” means any Permit required pursuant to any Healthcare Laws, including 510(k) or pre-market notification clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE mark certifications, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent.
“Healthcare Regulatory Authority” means any Governmental Authority or Notified Body with jurisdiction over, or the authority to grant approvals, licenses, registrations, certifications or authorizations necessary for, (a) the research, development, marketing, labeling, sale, distribution, use, handling and control, safety, efficacy, reliability, manufacturing, approval, licensing of any Company Product, (b) federal healthcare programs under which such products are purchased or (c) the protection of personal health information, including the FDA, the Centers for Medicare & Medicaid Services (CMS), the U.S. Department of Justice, the U.S. Department of Health and Human Services (HHS), the HHS Office of Inspector General (OIG), the Office of Civil Rights, and the Federal Trade Commission and their equivalent foreign entities.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any of the Company or its Subsidiaries, without duplication (a) all obligations for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) all obligations under conditional sale or other title retention Contracts relating to any property purchased by the Company or any of its Subsidiaries, (d) all obligations issued or assumed as the deferred purchase price of property or services, (e) all lease obligations capitalized on the books and records of the Company or any of its Subsidiaries, (f) all obligations of others secured by a Lien on property or assets owned or acquired by the Company or any of its Subsidiaries, whether or not the obligations secured thereby have been assumed, (g) all letters of credit or performance bonds issued for the account of the Company or any of its Subsidiaries, (h) all swap, derivative and hedging Contracts of the Company or any of its Subsidiaries and (i) all guaranties and Contracts having the economic effect of a guaranty by the Company or any of its Subsidiaries of any Indebtedness of any other Person. Notwithstanding the foregoing, “Indebtedness” will not include intercompany indebtedness, obligations or liabilities solely between or among the Company and any wholly owned Subsidiary of the Company or any liability related to any Leased Real Property pursuant to a Lease set forth in Section 4.22(b) of the Company Disclosure Letter and which is classified and disclosed as a financing obligation on the Financial Statements in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.
“Individual Service Provider” means any current or former director, officer, employee or individual consultant of the Company or any Company Subsidiary.
“Insured Person” means any person covered by the Company’s D&O Insurance as of January 1, 2023.
“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals, (a) Patents, (b) Copyrights, (c) Trademarks, (d) Software, (e) all mask works, mask work registrations and mask work applications and all other corresponding rights, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, (g) Trade Secrets, (h) all databases and data collections, (i) all other proprietary rights (including moral rights, rights related to social media accounts or information (including likes, subscribers or members), rights of personality, identity or privacy), (j) all copies and tangible embodiments of any of the foregoing (in whatever form or medium) and (k) rights to sue for past, present, and future infringement of the foregoing rights.
“Intellectual Property License Agreement” means a Contract granting or obtaining any right to use or practice any rights under any Intellectual Property to which the Company or any of its Subsidiaries is a party or otherwise bound (whether as grantor or grantee or recipient of such right or otherwise).
“Intervening Event” means a material positive Change with respect to the Company and its Subsidiaries, taken as a whole, that (a) is unknown by the Board of Directors or executive management of the Company as of the date of this Agreement, (b) first occurs or arises and becomes known to the Board of Directors of the Company, after the date of this Agreement and prior to the date of the Stockholder Approval and (c) was not reasonably foreseeable prior to or as of the date of this Agreement; provided that none of the following will be deemed, either alone or in combination, to constitute or be deemed to contribute to, and none of the following will be taken into account in determining whether there has been, an Intervening Event: (i) the receipt by the Company of an Acquisition Proposal or a Superior Proposal or any inquiry, offer, request or proposal that could be reasonably expected to lead to an Acquisition Proposal or a Superior Proposal or the existence or terms of an Acquisition Proposal or a Superior Proposal, (ii) any action or inaction taken by any Party pursuant to the terms of this Agreement, (iii) any Change relating to any of Parent, Merger Sub or any of their respective Affiliates or (iv) any Change of the nature described in clauses (i) through (viii) in the proviso to the definition of Material Adverse Effect, except for any such Change of the nature described in clauses (iii) through (viii) in the proviso to the definition of Material Adverse Effect which is disproportionately positive to the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in any industries, markets or locations similar to those in which the Company and its Subsidiaries operate or have operated.
“IRS” means the United States Internal Revenue Service.
“IT Systems” means the hardware, Software, data communications lines, network and telecommunications equipment, internet-related information technology architecture, wide area network and other information technology equipment owned, leased, licensed or otherwise procured by the Company or any of its Subsidiaries.
“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry, of any of the individuals set forth in Section 1.1 of the Company Disclosure Letter.
“Law” means any federal, state, local, municipal, non-U.S., international, multinational or other law (whether statutory or common law), rule, regulation, statute, Order, ordinance, constitution, treaty, administrative policy or interpretation, Permit, directive or code issued, granted or promulgated by or enforceable by any Governmental Authority, including any binding case law.
“Lease” means any lease, sublease, license, occupancy agreement or similar Contract relating to real property.
“Leased Real Property” means real property interests of the Company or any of its Subsidiaries acquired pursuant to any Lease.
“Lien” means any mortgage, claim, pledge, hypothecation, assignment, deposit agreement, encumbrance, lien (statutory or other), servitude, easement, right of way, community or other material property interest, option, preference, priority, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention Contract).
“Material Adverse Effect” means a Change that, individually or in the aggregate with any other Changes, (a) has, or would reasonably be expected to have, a materially adverse effect on the business, assets, liabilities (contingent or otherwise), condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents, materially impairs or materially delays, or would reasonably be expected to prevent or materially impair or materially delay, the ability of the Company to perform its obligations under this Agreement and consummate the Merger, in each case, before the End Date; provided that, solely for purposes of clause (a), none of the following will be deemed, either alone or in combination, to constitute a Material Adverse Effect or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any Change resulting from the announcement of the Merger or performance of this Agreement by the Company (other than any Change resulting from a breach of, or failure to comply with, this Agreement by the Company); (ii) any increase or decrease in the trading price or trading volume of the Common Stock, provided that, the underlying causes of any such change in price or volume may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; (iii) any Change in general economic conditions in the United States or any other jurisdiction; (iv) any Change generally affecting the financial, credit, securities, currency or other capital markets in the United States or any other jurisdiction; (v) any Change that is the result of conditions generally affecting the industry in which the Company and its Subsidiaries operate; (vi) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption, epidemic or pandemic (including the outbreak or renewed outbreak of COVID-19) or other natural disaster occurring after the date of this Agreement; (vii) any acts of war, special military operation, sabotage or terrorism, or any escalation or worsening of any such acts of war, special military operation, sabotage or terrorism occurring after the date of this Agreement; (viii) any Change occurring after the date of this Agreement in applicable Law (including any COVID-19 Measures) or GAAP; or (ix) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, provided that the underlying causes of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, except in the case of clauses (iii) through (viii) with respect to clause (a), if any Change relating to any of clauses (iii) through (viii) is disproportionately adverse to the business, assets, liabilities (contingent or otherwise), condition (financial or otherwise), results of operations of the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in any industries, markets or locations in which the Company and its Subsidiaries operate or have operated.
“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act of 1965, 42 U.S.C. § 1396 et seq., and all Laws, Orders, manuals, guidelines and requirements pertaining to such program, including all applicable state statutes and plans for medical assistance enacted in connection with such program, all administrative, reimbursement, guidelines and requirements of all Healthcare Regulatory Authorities promulgated in connection with such program (whether or not having the force of law).
“Medicare” means the health insurance program for the elderly and disabled established by Title XVIII of the Social Security Act of 1965, 42 U.S.C. § 1395 et seq., and all Laws, manuals, state plans, orders and guidelines pertaining to such program, including all applicable provisions of all Laws, manuals, orders and administrative, reimbursement, guidelines and requirements of all Healthcare Regulatory Authorities promulgated in connected with such program (whether or not having the force of law).
“Minnesota Leased Real Property” means the real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, located at 1225 Old Highway 8 NW, St. Paul, Minnesota 55112.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Non-Employee Company Equity Award Holder” means any holder of a Company Equity Award who is not an Employee Company Equity Award Holder.
“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Authority to assess and certify the conformity of a medical device with the requirements of Regulation (EU) 2017/745 of 5 April 2017 on medical devices and applicable harmonized standards.
“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.
“Order” means any charge, order, decision, opinion, writ, injunction, judgment, decree, ruling, award or settlement, whether civil, criminal, administrative or arbitral.
“Owned Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned by the Company or any of its Subsidiaries, including all easements, licenses, rights and appurtenances relating to the foregoing.
“Patents” means all classes or types of patents including utility patents, utility models, design patents, invention certificates, reexaminations, reissues, extensions and renewals; and all applications (including provisional and nonprovisional applications), invention disclosures, originals, continuations, divisionals, continuations-in-part, and all rights or priority, anywhere in the world.
“Payor” means any governmental, commercial or private payor or program, including any private insurance payor or program, health care service plan, health insurance company, health maintenance organization, self-insured employer, Governmental Healthcare Program or other third-party payor, federal, state or local healthcare reimbursement or governmental programs in which the Company or any of its Subsidiaries is enrolled or participates.
“Permit” means any permit, license, qualification, registration, franchise, filing, license, certificate, consent, Order, approval or authorization issued or granted by or filed or made with or enforceable by any Governmental Authority.
“Permitted Lien” means any (a) lien for Taxes not yet delinquent or which are being contested in good faith by appropriate pending proceedings and, in each case, for which adequate reserves have been established in the Financial Statements in accordance with GAAP, as applicable, (b) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien incurred in the ordinary course of business consistent with past practice and immaterial to Company and its Subsidiaries, taken as a whole, (c) pledge or deposit required under applicable Law in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) lien comprising a deposit required by the insurance regulatory authority of any applicable jurisdiction, which, in the aggregate, are not substantial in amount, (e) liens arising under original purchase price contracts, conditional sales contracts, or equipment leases with third parties entered into in the ordinary course of business but not arising from any breach or failure to comply with the terms of any such contracts or leases and (f) other liens, encumbrances and restrictions on real property (including, easements, rights-of-way, and similar restrictions) of record that do not in any case materially interfere with the use or materially detract from the value of the real property subject thereto.
“Person” means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in the Exchange Act).
“Personal Data” means information that identifies, relates to, describes, or can reasonably be used to distinguish or trace an individual’s identity, either alone or when combined with other personal or identifying information, and that is linked or linkable to a specific individual, browser, device or household, and any other personal information that is subject to any applicable Laws or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Healthcare Regulatory Authority (including any state identification number, driver’s license number, or passport number), geolocation information of an individual or device, biometric data, medical or health information, Protected Health Information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.
“Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.
“Proceeding” means any action, demand, suit, claim, litigation, arbitration, investigation, audit, examination, charge, complaint, challenge, inquiry, review, controversy or other proceeding, whether civil or criminal, at Law or in equity, by or before any (a) Governmental Authority, including any Taxing Authority or Healthcare Regulatory Authority, (b) Notified Body or (c) arbitrator or dispute resolution panel.
“Protected Health Information” means protected health information as that term is defined at 45 C.F.R. § 160.103 for purposes of HIPAA.
“Quality System Requirements” means the requirements related to the organizational structure, responsibilities, procedures, processes, and resources for implementing quality management for the manufacturing of medical devices, as set forth in 21 C.F.R. Part 820 and relevant international standards for quality management systems, including ISO 13485.
“Release” means any release, deposit, disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, emitting, escaping, emptying, seeping, dispersal or migration of Hazardous Substances in, on, at or under any site or location or into the environment.
“Representative” means, with respect to any Person, any director, officer, employee, accountant, auditor, legal counsel, financial advisor, consultant, financing source or other advisor, agent or representative of such Person or any of its Affiliates or other Person acting on behalf of such Person or any of its Affiliates.
“Restricted Party” means any Person targeted by Sanctions, including any Person who is (a) owned or controlled by the government of Sanctioned Countries, (b) designated on any sanctions or export controls-related list under applicable export control and sanctions Laws, including the OFAC List of Specially Designated Nationals and Blocked Persons, the OFAC Consolidated Sanctions List, any other sanctions-related list maintained by OFAC or the U.S. Department of State, the U.S. Commerce Department’s Entity List, Denied Persons List, or Unverified List, the EU Consolidated Financial Sanctions List, the U.K. Office of Financial Sanctions Implementation sanctions list, or any other similar restricted party list maintained by relevant Governmental Authorities under applicable sanctions and export controls, (c) any Person located, organized, or resident in Cuba, Crimea, Iran, North Korea, Syria, or Venezuela, or (d) any Person 50 percent or more owned or otherwise controlled by any Person described in the preceding clauses (a) through (d).
“Sanctions” means economic, financial or trade sanctions, trade embargoes or export controls imposed, administered or enforced from time to time by (a) the U.S. government through OFAC or the U.S. Department of State, (b) the United Nations or the United Nations Security Council, (c) the European Union or any European Union member state, (d) the United Kingdom or (e) Switzerland.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities” means, with respect to any Person, any class or series of common stock, preferred stock, membership interest, equity interest, Equity Rights and any other equity securities or capital stock of such Person (including interests or rights of any kind convertible into or exchangeable or exercisable for any such class or series of common stock, preferred stock, membership interest, equity interest or any other equity securities or capital stock of such Person), however described and whether voting or non-voting.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” means all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals.

“Solvent” means, with respect to the Company and its Subsidiaries, that as of any date of determination, (a) the Present Fair Salable Value of the assets of the Company and its Subsidiaries, on a consolidated basis, exceeds all of their liabilities as of such date, (b) the Company and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the business in which they are engaged or intend to engage prior to the Effective Time and (c) the Company and its Subsidiaries, taken as a whole, will be able to pay their debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by them and the timing of and amounts of cash to be payable on or in respect of their Indebtedness. For purposes of the definition of “Solvent”, (i) “debt” means liability on a “claim”; (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; and (iii) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets, including goodwill, of the Company and its Subsidiaries are sold as an entirety with reasonable promptness in an arm’s length transaction under then-present conditions for the sale of comparable business enterprises.
“Specified FTC Letter” means a pre-consummation letter from the FTC in similar form to that set forth in its blog post, dated August 3, 2021, and posted at https://www.ftc.gov/enforcement/competition-matters/2021/08/adjusting-merger-review-deal-surge-merger-filings.
“Stock Plans” means, collectively, the Amended and Restated Cardiovascular Systems, Inc. 2017 Equity Incentive Plan and the Cardiovascular Systems, Inc. 2014 Equity Incentive Plan, in each case, as amended through the date of this Agreement.
“Subsidiary” of a Person means any other Person, whether incorporated or unincorporated, with respect to which the first Person (a) has Beneficial Ownership of at least 50 percent of the Securities of such other Person, (b) has Beneficial Ownership of Securities of such other Person having by their terms more than 50 percent of any voting power with respect to such other Person or (c) has the right to elect more than 50 percent of the members of the Board of Directors or others performing similar functions with respect to such other Person.
“Superior Proposal” means any bona fide written Acquisition Proposal made by any Person (other than Parent or Merger Sub) that (a) has not been withdrawn and did not result from a material breach of Section 6.3(b) or Section 6.5; (b) if consummated, would result in such Person acquiring (i) more than 50 percent of the outstanding Securities of the Company or (ii) assets of the Company and its Subsidiaries, taken as a whole, that generated more than 50 percent of the consolidated revenues of the Company and its Subsidiaries, taken as a whole, in the last completed fiscal year of the Company; and (c) the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisor, (i) is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement, taking into account any proposals by Parent to amend the terms of this Agreement, and (ii) has a reasonable likelihood of being completed, taking into account, in the case of both of the preceding clause (i) and this clause (ii), all legal, financial and regulatory aspects of such Acquisition Proposal, certainty of consummation of such Acquisition Proposal, the time likely to be required to consummate such Acquisition Proposal and any other aspects of such Acquisition Proposal, including the financing terms thereof, the identity of the Person making such Acquisition Proposal, the nature of the consideration offered, any break-up or termination fees, any expense reimbursement provisions, any conditions to consummation and any risks of consummation.
“SVB” means Silicon Valley Bank, a California corporation.

“SVB Debt Agreement” means the Loan and Security Agreement by and between the Company and SVB, dated March 31, 2017, as amended by the first amendment thereto, dated March 26, 2020, and the second amendment thereto, dated March 29, 2022.
“Tax” means any (a) federal, state, local, non-U.S. or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charge based on escheat, abandoned or unclaimed property Laws) that is imposed by any Governmental Authority, (b) interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in clause (a), (c) liability for payment of any items described in clause (a) or (b) above that are attributable to another Person as a result of any tax sharing, tax indemnity or tax allocation Contract or any other express or implied Contract to indemnify any other Person, whether or not disputed and (d) liability for payment of amounts listed in clause (a) or (b) above as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period, or otherwise through operation of Law.
“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.
“Taxing Authority” means any Governmental Authority having authority with respect to Taxes.
“Trade Laws” means any customs, export control, trade sanctions, anti-terrorism and anti-boycott or similar Laws, including (a) the United States export administration regulations, (b) Sanctions, (c) the EU Dual Use Regulation No. 428/2009, as amended, and (d) all EU sanctions laws and regulations as well as those of its member states.
“Trade Secrets” means trade secrets, confidential business information, manufacturing and production processes and techniques (including with respect to coating and drug application), algorithms, ratios, safety, pre-clinical and clinical data, product specifications, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind, in each case, to the extent it is not in the public domain.
“Trademarks” means all trade dress and trade names, logos, internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing.
“Treasury Regulations” means the United States Treasury Regulations.
“Virus” means any virus, Trojan horse, time bomb, key-lock, worm, malicious code or other Software, program or file designed to or able to, without the knowledge and authorization of the Company or any of its Affiliates, disrupt, disable, harm or interfere with the operation of any Software, computer data, network, memory or hardware.

Section 1.2    Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement.

Defined Term	Section
Agreement	Preamble
Assets	Section 4.23
Book-Entry Shares	Section 2.6(f)
Burdensome Condition	Section 7.1(b)
Business Permits	Section 4.12(b)
Capitalization Date	Section 4.3(a)
Capitalization Representations	Section 8.2(a)(ii)
Certificate	Section 2.6(f)
Certificate of Merger	Section 2.3
Change in Recommendation	Section 6.3(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Contracts	Section 4.20(b)
Company Disclosure Letter	Article IV
Company Financial Advisor	Section 4.28
Company Subsidiary	Section 4.2
Company Termination Fee	Section 9.3(a)
Confidentiality Agreement	Section 6.4(c)
D&O Insurance	Section 7.4(a)
Data Incidents	Section 4.18(i)
Dissenting Shares	Section 2.6(c)
DNR	Section 4.13(a)
DOJ	Section 7.1(a)(ii)
Effective Time	Section 2.3
End Date	Section 9.1(b)
Excluded Share	Section 2.6(b)
FTC	Section 7.1(a)(ii)
Fundamental Representations	Section 8.2(a)(i)
GAAP	Section 4.7(b)
Indemnified Persons	Section 7.4(a)
LNR	Section 4.13(a)
Maximum Annual Premium	Section 7.4(a)
Merger	Recitals
Merger Consideration	Section 2.6(a)
Merger Sub	Preamble
Parent	Preamble
Parent Benefit Plans	Section 7.2(a)
Parent Termination Fee	Section 9.4(a)
Party	Preamble
Paying Agent	Section 3.1(a)
Payment Fund	Section 3.1(a)
Payoff Letter	Section 6.9(a)
Per Share Merger Consideration	Section 2.6(a)
Protective Provisions	Section 4.6(b)

Proxy Statement	Section 4.27
Qualifying SEC Documents	Article IV
Recommendation	Section 4.4(b)
Restraints	Section 8.1(c)
Sanctioned Countries	Section 4.13(a)
SEC Documents	Section 4.7(a)
Severance Plan	Section 7.2(a)
Stockholder Approval	Section 4.4(c)
Stockholders Meeting	Section 6.3(a)
Surviving Corporation	Section 2.1
Surviving Corporation Bylaws	Section 2.4
Surviving Corporation Certificate of Incorporation	Section 2.4
Third Party Intellectual Property	Section 4.18(b)

Section 1.3    Interpretation. The language in this Agreement is to be construed in all cases according to its fair meaning. Parent and the Company acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement. Whenever used herein, the words “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively. The masculine, feminine or neuter gender and the singular or plural number are each deemed to include the other whenever the context so indicates. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. The word “days” means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits and the Company Disclosure Letter) and not to any particular provision of this Agreement, and all Article, Section, and Exhibit references are to those of this Agreement unless otherwise specified. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The Company Disclosure Letter, as well as all other Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Whenever this Agreement provides that documents or information have been “made available” to Parent, Merger Sub or their Representatives, such documents or information will be deemed to include any documents or information (a) posted at least two Business Days prior to the execution of this Agreement in the electronic data room entitled “Project Lightning” maintained at Datasite to which Parent, Merger Sub and their Representatives have been granted access by the Company or (b) filed (including by incorporation by reference), in a complete and unredacted form, at least two Business Days prior to the date of this Agreement as exhibits to the Qualifying SEC Documents, notwithstanding the original date when such exhibits were filed with the SEC, and publicly available on the internet website of the SEC.

ARTICLE II
THE MERGER AND CERTAIN RELATED MATTERS

Section 2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub will cease. From and after the Effective Time, the Company will continue as the surviving corporation in the Merger (as such, the “Surviving Corporation”). At the Effective Time, the effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.
Section 2.2    Closing. The closing of the Merger (the “Closing”) will take place remotely via electronic exchange of required Closing documentation, in lieu of an in-person Closing, at 10:00 a.m., Delaware time, on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (to the extent permitted hereunder or by applicable Law) of those conditions) or at such other place, time and date as Parent and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”
Section 2.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause to be filed a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Merger will become effective at such time as the Certificate of Merger is filed with such Secretary of State of the State of Delaware on the Closing Date, or at such later time as Parent and the Company may agree and specify in the Certificate of Merger. As used in this Agreement, the “Effective Time” means the time at which the Merger becomes effective.
Section 2.4    Surviving Corporation Constituent Documents. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation will be amended and restated to read in its entirety as set forth in Exhibit A (the “Surviving Corporation Certificate of Incorporation”), and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL and (b) the bylaws of the Surviving Corporation will be amended and restated to read in their entirety as set forth in Exhibit B (the “Surviving Corporation Bylaws”), and as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the Surviving Corporation Certificate of Incorporation and the DGCL.
Section 2.5    Surviving Corporation Directors and Officers.
(a)    The Parties will take all requisite action so that the directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and the Surviving Corporation Bylaws or otherwise as provided by applicable Law.
(b)    The Parties will take all requisite action so that the officers of Merger Sub in office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and Surviving Corporation Bylaws or otherwise as provided by applicable Law.

Section 2.6    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
(a)    Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into and will thereafter represent the right to receive $20.00 in cash, without interest (as may be adjusted pursuant to Section 2.6(e), the “Per Share Merger Consideration” and in the aggregate for all such shares of Common Stock, the “Merger Consideration”).
(b)    Each share of Common Stock owned by the Company, Parent or any of their respective direct or indirect wholly-owned Subsidiaries immediately prior to the Effective Time (each such share, an “Excluded Share”) will be canceled and will cease to exist and no consideration will be paid or delivered in exchange therefor.
(c)    Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.
(d)    Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly demanded appraisal in accordance with Section 262 of the DGCL (and who have not failed to perfect or otherwise effectively withdrawn or lost the right to appraisal) (such shares of Common Stock, “Dissenting Shares”) will not be converted into or represent the right to receive the Per Share Merger Consideration, and holders of such Dissenting Shares will be entitled only to receive such consideration as may be determined pursuant to Section 262 of the DGCL, less any applicable withholding Taxes in accordance with Section 3.3. If any such holder fails to perfect or effectively withdraws or loses such right or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, each such Dissenting Share will thereupon be treated as if it had been converted into, at the Effective Time, the right to receive the Per Share Merger Consideration in accordance with this Agreement (less any payments made by Parent or the Surviving Corporation with respect to such Dissenting Share before entry of judgment in accordance with Section 262 of the DGCL), without interest thereon, and will not thereafter be deemed to be a Dissenting Share. The Company will give Parent (i) prompt written notice of any demands received by the Company for appraisal of Dissenting Shares, withdrawals of such demands and any other demands, notices or instruments served pursuant to the DGCL that are received by the Company relating to such demands and (ii) the opportunity and right to direct all negotiations and proceedings with respect to such demands, notices or instruments. The Company will not, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned, or delayed), make any payment with respect to any appraisal demand, notice or instrument or offer to settle or settle any such demand, notice or instrument or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL. Any portion of the Merger Consideration held in the Payment Fund in respect of payment made available to the Paying Agent pursuant to Section 3.1(a) to pay for Dissenting Shares shall be returned to Parent on demand.
(e)    If after the date of this Agreement and prior to the Effective Time, the Company pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Common Stock (or undertakes any similar act), then the Per Share Merger Consideration will be appropriately adjusted to provide to the holders of the Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration, subject to further adjustment in accordance with this provision, provided that nothing in this Section 2.6(e) shall be construed to permit the Company to take any action with respect to any Securities that is prohibited by this Agreement.

(f)    From and after the Effective Time, the shares of Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.6 and Dissenting Shares will no longer remain outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate (a “Certificate”) previously representing certificated shares of Common Stock or shares of Common Stock that are in non-certificated book-entry form (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such holder’s shares of Common Stock except the right to receive the Per Share Merger Consideration in accordance with this Agreement or, in the case of Dissenting Shares, such consideration as may be determined pursuant to Section 262 of the DGCL.
Section 2.7    Treatment of Company Equity Awards.
(a)    Company Options. At the Effective Time, each Company Option, to the extent unvested, that is issued and outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable. At the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time (after giving effect to such acceleration), shall be cancelled and converted into the right to receive, without interest, an amount in cash equal to the product of (i) the number of shares of Common Stock for which such Company Option is exercisable and (ii) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option, subject to any applicable Tax withholding pursuant to Section 3.3. No holder of a Company Option that has a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall be entitled to any payment with respect to such Company Option before or after the Effective Time and such out-of-the-money Company Option shall be cancelled and no consideration shall be payable therefor.
(b)    Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is issued and outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested. At the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, each share of Company Restricted Stock that becomes vested (after giving effect to such acceleration) and is outstanding as of immediately prior to the Effective Time shall be treated as other outstanding shares of Common Stock in accordance with Section 2.6(a), subject to any applicable Tax withholding pursuant to Section 3.3.
(c)    Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit, to the extent unvested, that is issued and outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested. At the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, each Company Restricted Stock Unit that is then outstanding as of immediately prior to the Effective Time (after giving effect to such acceleration), shall be cancelled and converted into the right to receive, without interest, an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such Company Restricted Stock Unit and (ii) the Per Share Merger Consideration, subject to any applicable Tax withholding pursuant to Section 3.3.
(d)    Payout of Company Equity Awards. All cash amounts payable under Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable, to any Employee Company Equity Award Holder shall be paid pursuant to the Company’s or the Surviving Corporation’s (as applicable) standard payroll procedures as soon as administratively practicable following the Effective Time (and in any case within the second regular payroll date after the Closing Date). Parent shall cause the Paying Agent to pay all cash amounts payable under Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable, to each Non-Employee Company Equity Award Holder in accordance with Section 3.1. Any amounts described in Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable, shall be deemed to have been paid in full satisfaction of all rights pertaining to the underlying Company Equity Award.

(e)    Company Actions. The Board of Directors of the Company or a duly authorized committee thereof shall adopt any resolutions and take any actions that are reasonably necessary to terminate the Stock Plans, effective as of, and contingent upon the occurrence of, the Effective Time. The Company shall take all actions necessary to ensure that, from and after the Effective Time, none of Parent or the Surviving Corporation will be required to issue shares of Common Stock or other share capital of the Company or the Surviving Corporation to any Person pursuant to or in settlement of any Company Equity Award or any other compensatory equity award. Without limiting the foregoing, the Company agrees to take any and all actions necessary to approve and effectuate the foregoing provisions of this Section 2.7, including making any determinations or resolutions of the Board of Directors of the Company or a duly authorized committee thereof.
Section 2.8    Company Employee Stock Purchase Plan. With respect to the Company ESPP, (a) no new offering period will commence after the date of this Agreement and, to the extent not already provided for under the terms of the Company ESPP as of the date of this Agreement, no employees of the Company or any other Persons will be permitted to begin participating in the Company ESPP, and no participants will be permitted to increase elective deferrals in respect of the current offering period under the Company ESPP, in each case after the date of this Agreement, (b) any offering period under the Company ESPP that is in effect immediately prior to the date of this Agreement will terminate no later than five Business Days prior to the Effective Time, and amounts credited to the accounts of participants will be used to purchase shares of Common Stock in accordance with the terms of the Company ESPP, and (c) such shares of Common Stock will be treated as other outstanding shares of Common Stock in accordance with Section 2.6(a). The Company agrees to take any and all actions necessary to approve and effectuate the foregoing provisions of this Section 2.8, including making any determinations or resolutions of the Board of Directors of the Company or a duly authorized committee thereof.
Section 2.9    Further Assurances. After the Effective Time, the directors and officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
ARTICLE III
PAYMENT FOR SHARES

Section 3.1    Surrender and Payment.
(a)    At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with a bank or trust company reasonably acceptable to the Company and appointed by Parent to act as a paying agent pursuant to this Agreement (the “Paying Agent”), in trust for the benefit of holders of shares of Common Stock and Non-Employee Company Equity Award Holders, cash in United States dollars sufficient to pay the Merger Consideration in exchange for all of the shares of Common Stock or Company Equity Awards held by Non-Employee Company Equity Award Holders, in each case, that are outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares), payable upon due surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book- Entry Shares pursuant to the provisions of this Article III (such cash being referred to as the “Payment Fund”). If the Payment Fund is insufficient to make the payments contemplated by Section 2.6(a), Parent will, or will cause Merger Sub or the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments. The Payment Fund will not be used for any purpose other than as expressly provided for in this Agreement.
(b)    Promptly after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of shares of Common Stock converted into the right to receive the portion of the Merger Consideration payable in respect thereof pursuant to Section 2.6(a) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title will pass, only upon delivery of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) to the Paying Agent or, for Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and will be in such form and have such other instructions and provisions as are reasonably acceptable to Parent and the Company, including instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares in exchange for the portion of the Merger Consideration payable in respect thereof. In addition, promptly after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each Non-Employee Company Equity Award Holder in respect of the corresponding Company Equity Awards converted into the right to receive the consideration described in Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable, instructions for use in effecting the surrender of the applicable Company Equity Awards, in exchange for payment therefor (as set forth in Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable).
(c)    Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares to the Paying Agent in accordance with the letter of transmittal described in Section 3.1(b), together with, if applicable, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares will be entitled to receive from the Payment Fund in exchange therefor an amount in cash equal to the product of (i) the number of shares represented by such holder’s properly surrendered Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares and (ii) the Per Share Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares. In addition, with respect to Non-Employee Company Equity Award Holders in respect of the corresponding Company Equity Awards, upon the completion of the surrender of the applicable Company Equity Awards, the Non-Employee Company Equity Award Holders shall be entitled to receive in exchange therefor (as promptly as practicable) the amount as set forth in Section 2.7(a), Section 2.7(b) or Section 2.7(c), as applicable, and such Company Equity Awards shall, upon surrender thereof, be cancelled.
(d)    If any payment is to be made to a Person other than the Person in whose name a surrendered Certificate or Book-Entry Shares is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Shares or will establish to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name a surrendered Certificate or Book-Entry Shares is registered, it will be a condition to the registration thereof that the surrendered Certificate or Book-Entry Shares will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration will pay to the Paying Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable.
(e)    From and after the Effective Time, there will be no further registration of transfers of shares of Common Stock outstanding immediately prior to the Effective Time and the stock transfer books of the Company shall be closed with respect to all shares of Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of Common Stock except as otherwise provided in this Agreement or by applicable Law. Notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation will be obligated to pay any dividends or make any other distributions (i) with a record date prior to the Effective Time which may have been declared or made by the Company with respect to shares of Common Stock prior to the date of this Agreement and which remain unpaid at the Effective Time and (ii) subject to the applicable holder’s surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares to the Paying Agent in accordance with the letter of transmittal described in Section 3.1(b), together with, if applicable, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, with a record date from and after the Effective Time (which dividend or distribution, subject to applicable Law, such holder shall be entitled to receive without interest), provided that nothing in this Section 3.1(e) shall be construed to permit the Company to take any action with respect to any Securities that is prohibited by this Agreement.
(f)    Any portion of the Payment Fund that remains unclaimed by the holders of shares of Common Stock 48 months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s shares of Common Stock for the Per Share Merger Consideration in accordance with this Article III prior to that time will thereafter look only to Parent or the Surviving Corporation for delivery of the Per Share Merger Consideration in respect of such holder’s shares of Common Stock.
(g)    Neither Parent, the Surviving Corporation nor the Paying Agent will be liable to any former holder of Common Stock or any other Person for any portion of the Merger Consideration delivered to any Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. In the event any Certificates or Book-Entry Shares have not been surrendered prior to the date as of which the Merger Consideration payable in respect of such Certificates or Book-Entry Shares would escheat to or otherwise become the property of any Governmental Authority, Parent, the Surviving Corporation and the Paying Agent will be permitted to comply with such Laws (including by, to the extent permitted by such Laws, treating such remaining payable Merger Consideration as property of the Surviving Corporation, free and clear of Liens of any Person previously entitled thereto) and the portion of the Merger Consideration otherwise payable upon the surrender of such Certificates or Book-Entry Shares will be treated for all purposes under this Agreement as having been paid to the holder of the shares of Common Stock represented by such Certificate or Book-Entry Shares.
Section 3.2    Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions to which such holder is entitled to be paid in respect of the shares of Common Stock represented by such Certificate as contemplated by Article II and this Article III.
Section 3.3    Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Common Stock or Company Equity Awards pursuant to this Agreement and any other payments under this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of a Tax Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such deducted or withheld amounts will be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the SEC Documents filed by the Company and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System on or after June 30, 2022, and at least two Business Days prior to the date of this Agreement (including any disclosure to the extent set forth in any exhibits filed (including by incorporation by reference) with such SEC Documents and other information incorporated by reference in accordance with SEC rules and regulations in such SEC Documents but excluding any redacted information, the “Risk Factors” or “Forward-Looking Statements” sections of such SEC Documents (including such exhibits) and any other disclosures in such SEC Documents (including such exhibits) that are non-specific, cautionary, predictive or forward-looking in nature), but in each case only to the extent that the relevance of such disclosure is reasonably apparent on its face (such SEC Documents, the “Qualifying SEC Documents”), except that no information set forth in the SEC Documents will qualify or apply to the Fundamental Representations or the Capitalization Representations, or (b) the letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement (it being understood that any information or disclosure contained therein will qualify and apply to the representations and warranties in this Article IV to which the information or disclosure is specifically stated as referring to and will qualify and apply to all other sections of the Company Disclosure Letter to which such information’s or disclosure’s application or relevance is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:
Section 4.1    Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company (a) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except, with respect to this clause (b), where failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent accurate and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement. The Company is not in violation in any material respect of any of the provisions of its Constituent Documents.
Section 4.2    Subsidiaries.
(a)    Each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), all of which are listed in Section 4.2(a) of the Company Disclosure Letter, is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Company Subsidiary (i) has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except, with respect to this clause (ii), where failure to be so licensed, qualified or in good standing, has not had and would not reasonably be expected to have a Material Adverse Effect.
(b)    The Company is, directly or indirectly, the ultimate Beneficial Owner, and, as set forth in Section 4.2(b) of the Company Disclosure Letter, the Company or another Company Subsidiary is the sole record holder, of all of the outstanding Securities of each Company Subsidiary, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities, other than as set forth in this Agreement. All of the Securities so owned by the Company or another Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable, and no such Securities have been issued in violation of any preemptive or similar rights. Except for the Securities of the Company Subsidiaries and short-term marketable Securities acquired in the ordinary course of business consistent with past practice, neither the Company nor any Company Subsidiary owns, directly or indirectly, any Securities or other ownership interests of any Person or any Indebtedness of any Person, nor does the Company or any Company Subsidiary have any obligation, or have made any commitment, to acquire any Securities of any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. No Company Subsidiary owns any Securities of the Company.

(c)    The Company has made available to Parent accurate and complete copies of the Constituent Documents, as amended and in effect on the date of this Agreement, of each Company Subsidiary. No Company Subsidiary is in violation in any material respect of any of the provisions of its Constituent Documents.
Section 4.3    Capitalization.
(a)    The entire authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.
(b)    At the close of business on February 7, 2023 (the “Capitalization Date”), (i) 41,958,938 shares of Common Stock were issued and outstanding, including 2,163,873 shares of Company Restricted Stock, of which 1,055,875 shares were subject to time-based vesting and 1,107,998 shares were subject to performance-based vesting; (ii) 345,089 shares of Common Stock were reserved for issuance pursuant to outstanding Company Equity Awards under the Stock Plans, consisting of (A) 65,432 shares of Common Stock reserved for issuance pursuant to outstanding Company Options, with a weighted average exercise price of $36.75, and (B) 279,657 shares of Common Stock reserved for issuance pursuant to outstanding Company Restricted Stock Units; (iii) 1,127,514 shares of Common Stock were reserved for future issuance pursuant to equity awards not yet granted under the Stock Plans; (iv) 902,191 shares of Common Stock were reserved for issuance pursuant to the Company ESPP; and (v) no shares of Preferred Stock were issued and outstanding. Except as set forth in the preceding sentence, as of the close of business on the Capitalization Date, no other Securities of the Company were issued, reserved for issuance or outstanding. All issued and outstanding shares of Common Stock have been, and all shares of Common Stock that may be issued pursuant to the conversion, exercise or exchange of outstanding Securities or the exercise, vesting or settlement of any equity awards under any of the Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights. From the close of business on the Capitalization Date, through the date of this Agreement, there have been no issuances of (i) any Common Stock, Preferred Stock or any other Securities of the Company, other than issuances of shares of Common Stock pursuant to the exercise, vesting or settlement, as applicable, of any equity awards under any of the Stock Plans outstanding as of the close of business on the Capitalization Date in accordance with the terms of such award or (ii) any equity awards under any of the Stock Plans in effect as of the date of this Agreement and otherwise in accordance with this Agreement.
(c)    The Company has made available to Parent accurate and complete copies of each of the Stock Plans and each form of award agreement utilized by the Company pursuant to which any Company Equity Award is outstanding (or if any individual agreements contain terms that materially deviate from such form, copies of such individual agreements). All Company Equity Awards have been duly and validly authorized by the Board of Directors of the Company or a duly authorized committee thereof as of the applicable date of grant. The exercise price per share of each Company Option is at least equal to the fair market value of a share of Common Stock on the date such Company Option was granted within the meaning of Section 409A of the Code and as determined in a manner consistent with the requirements of Section 409A of the Code, and the Company has not granted any stock options that are intended to comply with (rather than be exempt from) the provisions of Section 409A of the Code. No Company Equity Awards have been retroactively granted or the exercise price of any such Company Option determined retroactively in contravention of applicable Law. All Company Equity Awards were granted in compliance with all applicable Law and the terms of the applicable Stock Plan, and no compensatory equity awards have been granted by the Company outside of any of the Stock Plans. The Company has the requisite authority under the terms of the applicable Stock Plan, the applicable award agreements and any other applicable Contract to take the actions contemplated by Section 2.7 and the treatment of the Company Equity Awards described in Section 2.7 shall, as of the Effective Time, be binding on the holders of such Company Equity Awards purported to be covered thereby. All of the outstanding Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.

(d)    Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes, obligations or other Indebtedness the holders of which have the right to vote (or which are convertible into or exercisable for or exchangeable into Securities having the right to vote) with the holders of any class of Securities of the Company or any Company Subsidiary on any matter submitted to such holders. Except pursuant to this Agreement or Company Equity Awards outstanding as of the Capitalization Date as described in Section 4.3(b), there are no options, warrants, calls, rights, Securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind, whether vested or unvested, to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver, sell or transfer or repurchase, redeem, convert, exchange, cancel or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed, converted, exchanged, cancelled or otherwise acquired, any Securities of the Company or any Company Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, Security, “phantom” stock right, stock appreciation right, stock-based performance unit, Contract or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of the Company or any Company Subsidiary. Except pursuant to this Agreement or Company Equity Awards outstanding as of the Capitalization Date as described in Section 4.3(b), there are no outstanding obligations of the Company or any Company Subsidiary under any Contract to repurchase, redeem, convert, exchange, cancel or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed, converted, exchanged, cancelled or otherwise acquired, any Securities of the Company or any Company Subsidiary, including any Securities that may be issued pursuant to any employee stock option or other compensation plan or arrangement. There are no proxies, voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or is bound with respect to the voting of the Securities of the Company or any Company Subsidiary or the registration of the Securities of the Company or any Company Subsidiaries under any United States or non-U.S. securities Law. None of the outstanding Securities of the Company or any Company Subsidiary are subject to any preemptive right, right of first offer, right of first refusal, co-sale or participation right or other similar rights, whether pursuant to the Constituent Documents of the Company or a Company Subsidiary or any Contract to which the Company or a Company Subsidiary is a party or by which the Company or a Company Subsidiary, or the Company’s or a Company Subsidiary’s Securities, are otherwise bound or otherwise.
(e)    All dividends or distributions on any Securities of the Company or any Company Subsidiary that have been declared or authorized have been paid in full.
Section 4.4    Authorization; Board Approval; Voting Requirements.
(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for (i) the Stockholder Approval and (ii) the filing of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.
(b)    The Board of Directors of the Company, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorizing and approving the execution, delivery and performance of this Agreement by and on behalf of the Company, (iii) resolving to recommend the adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company (the “Recommendation”) and (iv) directing that this Agreement be submitted to the stockholders of the Company for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect.
(c)    The adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock (the “Stockholder Approval”) at the Stockholders Meeting, or any recess, adjournment or postponement thereof, is the only vote or approval of the holders of any class or series of Securities of the Company necessary to adopt this Agreement.
Section 4.5    Consents and Approvals; No Violations.
(a)    The execution and delivery of this Agreement by the Company does not and the consummation by the Company of the transactions contemplated by this Agreement will not (i) contravene, conflict with, or result in any violation or breach of any provisions of the Constituent Documents of the Company or any Company Subsidiary, (ii) contravene, conflict with, or result in any violation or breach of any Law or Order (assuming compliance with the matters set forth in Section 4.5(b) and that the Stockholder Approval is obtained), (iii) result, with or without the giving of notice or the lapse of time or both or otherwise, in any violation, default or loss under, or give rise to any right of acceleration, termination, amendment, cancellation or modification of any rights, benefits or obligations under, or require any consent under, any Company Contract or Lease, (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of the Company or any Company Subsidiary or (v) cause the suspension or revocation of any Permit of the Company or any Company Subsidiary, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(b)    No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) compliance by the Company with the HSR Act and any required filings or notifications under any other applicable Competition Laws or Foreign Investment Law, in each case as set forth in Section 4.5(b) of the Company Disclosure Letter, (ii) the matters set forth in Section 4.5(b) of the Company Disclosure Letter, (iii) the filing with the SEC of the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and such reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and (v) such other matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
Section 4.6    Takeover Provisions; Rights Plans and Protective Provisions.
(a)    The Company has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No “fair price,” “moratorium,” “control share acquisition,” “business combination” (including Section 203 of the DGCL) or similar or related anti-takeover Law is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.
(b)    The Company is not a party to a stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan. The Company has taken or caused to be taken all necessary action in order to make this

Agreement, the Merger and the other transactions contemplated by this Agreement comply with, and this Agreement, the Merger and the other transactions contemplated by this Agreement each comply with, the requirements in the Constituent Documents of the Company and the Company Subsidiaries concerning “business combinations,” “fair price,” “voting requirements” or other similar or related provisions (such provisions, collectively, the “Protective Provisions”).
Section 4.7    SEC Reports; Financial Statements.
(a)    The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2020 (collectively and together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference and amendments and supplements thereto, the “SEC Documents”). As of the date it was filed or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each SEC Document complied in all material respects with the applicable requirements of Nasdaq, the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be. As of the date it was filed with or furnished to the SEC (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed or furnished prior to the date of this Agreement), each SEC Document did not and any SEC Document filed or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement or prospectus, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective on or prior to the date of this Agreement, did not, and if filed effective subsequent to the date of this Agreement, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or supplements to any SEC Documents that are required to be filed with or furnished to the SEC, but that have not yet been filed with or furnished to the SEC. None of the Company Subsidiaries is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC under the Exchange Act, the Securities Act or otherwise. The Company is, and since January 1, 2020 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.
(b)    The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in any SEC Documents (including all related notes and schedules thereto), including any Financial Statements, (i) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods shown (subject to normal and immaterial year-end adjustments in the case of any unaudited quarterly and other interim financial statements), (ii) comply in all material respects with the published rules and regulations of the SEC with respect thereto, and (iii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC or disclosed in the applicable SEC Document as of the date filed with the SEC). All of the Company Subsidiaries are consolidated for GAAP accounting purposes.
(c)    The books and records of the Company and the Company Subsidiaries are accurate and complete in all material respects and have been maintained in all material respects in accordance with GAAP and applicable Law.
(d)    The Company has not submitted any request for confidential treatment of documents filed as exhibits to any SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. The Company has timely responded to all comment letters of the staff of the SEC relating to any SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the SEC documents.
Section 4.8    SEC Compliance Matters.
(a)    The Company and the Company Subsidiaries have established and maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, to allow timely decisions regarding required disclosures and to make certifications of the “principal executive officer” and “principal financial officer”, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(b)    The Company and the Company Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements, including the Financial Statements, for external purposes in accordance with GAAP, including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, including the Financials Statements, in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with the authorizations of the Company’s management and directors, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s properties or assets. The Company has evaluated the effectiveness of the Company’s internal controls over financial reporting and, to the extent required by applicable Law, presented in any applicable SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.
(c)    Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules or regulations promulgated by the SEC or Nasdaq with respect to the SEC Documents, and the statements contained in such certifications are accurate and complete. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and since January 1, 2020, has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(d)    Since January 1, 2020, (i) none of the Company’s principal executive officer, principal financial officer, outside auditors or the audit committee of the Board of Directors of the Company has identified, been made aware of, or received any oral or written notification of (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and (ii) there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer, or general counsel of the Company or any Company Subsidiary or the Board of Directors of the Company, any Board of Directors of any Company Subsidiary, or any committee of the Board of Directors of the Company or any Board of Directors of any Company Subsidiary. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Appendix A of Auditing Standard 2201 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement. The Company’s outside auditors have confirmed to the Company in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.
(e)    Since January 1, 2020, (i) neither the Company nor any Company Subsidiary has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material concerns from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary relating to periods after January 1, 2020, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its directors, officers, employees or agents to the Board of Directors of the Company or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.
(f)    The audit committee of the Board of Directors of the Company has established “whistleblower” procedures that meet the requirements of Rule 10A-3 under the Exchange Act, and has made available to Parent accurate and complete copies of such procedures. Except for matters that are not material, neither the Company nor any Company Subsidiary has received any “complaints” (within the meaning of Rule 10A-3 under the Exchange Act) in respect of any accounting, internal accounting controls or auditing matters and, to the knowledge of the Company, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.
(g)    Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the SEC Documents (including in any financial statements of the Company).
Section 4.9    Absence of Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature whether or not accrued, known or unknown, contingent or otherwise, and whether or not required to be recorded or reflected in a balance sheet of the Company or any Company Subsidiary in accordance with GAAP, other than liabilities or obligations (a) to the extent reserved against in the Company’s consolidated balance sheet as of September 30, 2022 included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022 or specifically disclosed in the notes to such balance sheet, (b) that were incurred after September 30, 2022 in the ordinary course of business consistent with past practice or (c) which are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.10    Absence of Certain Changes. Since June 30, 2022, (a) except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice (other than as required by any COVID-19 Measures), (b) there has not been a Material Adverse Effect and (c) neither the Company nor any Company Subsidiary has taken any action that, if it had been taken after the date of this Agreement without the consent of Parent, would constitute a breach of Section 6.1.
Section 4.11    Litigation. There is no, and there has not been any since January 1, 2020, (a) Proceeding (whether at Law or in equity) pending against, affecting or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective directors, officers, employees, properties or assets, and to the knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such Proceeding, or (b) Order outstanding against, or, to the knowledge of the Company, audit, examination or investigation pending or, to the knowledge of the Company, threatened by, any Governmental Authority involving, the Company or any Company Subsidiary or any of their respective directors, officers, employees, properties or assets, that, in the cases of each of the preceding clauses (a) and (b), (i) individually or in the aggregate, is or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or (ii) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of the Merger or any other transactions contemplated by this Agreement.
Section 4.12    Compliance with Laws Generally; Permits.
(a)    Except for matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or to otherwise impair, in any material respect, the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, the Company and each of the Company Subsidiaries are and, since January 1, 2020, have been, in compliance with all applicable Laws. Since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice or, to the knowledge of the Company, other written communication from any Governmental Authority, Notified Body or any other Person regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Notwithstanding the foregoing, no representation or warranty shall be made, or deemed to be made, in this Section 4.12 in respect of any trade, anti-corruption, tax, employee benefits, labor, data privacy, environmental or healthcare Laws matters.
(b)    Each of the Company and the Company Subsidiaries holds all material Permits required for the lawful conduct of their respective businesses or ownership of their respective assets and properties (such Permits, collectively, “Business Permits”), except where failure to hold such Permits, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each of the Company and the Company Subsidiaries is in compliance with the terms of all Business Permits, except where such non-compliance, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each Business Permit held by the Company or any Company Subsidiary, as applicable, is valid, binding and in full force and effect in all material respects, and neither the Company nor any Company Subsidiary has received any written notice or, to the knowledge of the Company, other written communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, except for matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.13    Compliance with Trade Laws.
(a)    Neither the Company, nor any Company Subsidiary, nor, to the knowledge of the Company, with respect to Company Products, any of their respective Representatives has engaged in the sale, purchase, import, export, re-export or transfer of products, or other dealings, either directly or indirectly, that would cause the Company or the Company Subsidiaries to be in violation of any applicable Trade Laws, including those to or from (i) Cuba, Iran, North Korea, Syria, Venezuela, or the Crimea region of Ukraine (collectively, the “Sanctioned Countries”) or any Restricted Parties, in each case under this clause (i), since January 1, 2020, or (ii) Russia, Belarus, the Luhansk People’s Republic (the “LNR”) or Donetsk People’s Republic (the “DNR”) regions of Ukraine, in each case under this clause (ii), since February 21, 2022. No Company or Company Subsidiary has been a party to or beneficiary of, or had any interest in, any Contract with any Person in a Sanctioned Country or with any Restricted Party since January 1, 2020, or with any Person in Russia, Belarus, the LNR, or the DNR since February 21, 2022, or been a party to any financial dealings, directly or indirectly, with any Person in a Sanctioned Country or with any Restricted Party since January 1, 2020, or with any Person in Russia, Belarus, the LNR or the DNR since February 21, 2022. None of the Company, any Company Subsidiaries, their directors, officers, employees, or, to the knowledge of the Company, their Representatives is or has been, a Restricted Party.
(b)    Since January 1, 2020 all Company Products shipped by or on behalf of the Company or any Company Subsidiary have been accurately marked, labeled and transported in all material respects in accordance with applicable Trade Laws.
(c)    Since January 1, 2020, none of the Company, any Company Subsidiaries or any of their respective Representatives has, directly or indirectly through a third-party intermediary, entered into Contracts or other commitments that contain provisions reflecting participation in or cooperation with the Arab League boycott of Israel.
(d)    Since January 1, 2020, (i) neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under any applicable Trade Laws and (ii) no Governmental Authority has initiated, or, to the knowledge of the Company, threatened to initiate, a proceeding against the Company or any Company Subsidiary or any of their respective Representatives asserting that the Company or any Company Subsidiary is not in compliance with any applicable Trade Laws.
Section 4.14    Compliance with Anti-Corruption Laws.
(a)    Since January 1, 2020, none of the Company, any Company Subsidiary nor, to the knowledge of the Company, with respect to Company Products, any of their respective Representatives or distributors has (i) made, authorized, solicited, or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (ii) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iii) used, or is using, any corporate funds for any illegal contributions, gifts, entertainment, travel, or other unlawful expenses, (iv) violated, or is violating, Anti-Corruption Laws applicable to the Company or any Company Subsidiaries, (v) directly or indirectly made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, rebate, kickback, or other financial advantage, or anything else of value, regardless of form or amount, to any (A) foreign or domestic health care professional, (B) foreign or domestic Government Official, (C) officer, director, employee, agent, or representative of another company, organization, or health care institution without that company’s, organization’s, or health care institution’s knowledge and consent, in each case for any improper purpose.
(b)    Since January 1, 2020, none of the Company, any Company Subsidiary or, to the knowledge of the Company, with respect to Company Products, any of their respective Representatives or distributors (i) is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, or debarment, by any party, in connection with any alleged or potential violation of Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from, or made any voluntary disclosures to, any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any applicable Anti-Corruption Laws, or (iii) is the subject of any internal Company or Company Subsidiary complaint, audit, or review process regarding allegations of any potential violation of any applicable Anti-Corruption Laws.
(c)    The Company and the Company Subsidiaries maintain, and have maintained since at least January 1, 2020, a compliance program and system of internal controls reasonably designed to (i) ensure compliance with applicable Anti-Corruption Laws, by the Company, the Company Subsidiaries, and their Representatives and distributors and (ii) prevent and detect violations of applicable Anti-Corruption Laws.
Section 4.15    Taxes.
(a)    The Company and each Company Subsidiary have (i) duly and timely filed with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were accurate and complete in all material respects, (ii) duly and timely paid in full all material Taxes including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, required to be paid by it (whether or not such Taxes were shown as due on any Tax Return), or such Taxes have been adequately reserved against in accordance with GAAP and (iii) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by the Company and each Company Subsidiary through the date of this Agreement.
(b)    There is no Proceeding or request for information now pending, outstanding or, to the knowledge of the Company, threatened (in writing or otherwise) against or with respect to the Company or any Company Subsidiary in respect of any material Taxes or material Tax Returns. There is no material deficiency with respect to any Taxes that has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary.
(c)    There are no Tax sharing agreements, Tax indemnity agreements or other similar Contracts with respect to or involving the Company or any Company Subsidiary.
(d)    None of the Company or any Company Subsidiary has any liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated, consolidated, combined or unitary group for Tax purposes under state, local or non-U.S. Law (other than a group the common parent of which is the Company or any Company Subsidiary), or has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor or otherwise by operation of Law.
(e)    None of the Company or any Company Subsidiary has (i) deferred any payment of Taxes otherwise due through any automatic extension or other grant of relief provided by a COVID-19 Tax Measure or (ii) otherwise sought or received any other benefit from any applicable Governmental Authority related to any COVID-19 Measure, including any benefit provided or authorized by a COVID-19 Tax Measure.
(f)    There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for Permitted Liens.
(g)    Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(h)    None of the Company or any Company Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or non-U.S. Law)
(i)    No claim has been made by any Taxing Authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction. None of the Company or any Company Subsidiary has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(j)    None of the Company or any Company Subsidiary is, or has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
Section 4.16    Employee Benefit Plans and Related Matters.
(a)    Section 4.16(a) of the Company Disclosure Letter contains an accurate and complete list of each material Benefit Plan in effect as of the date of this Agreement (except offer letters for employment to the extent they may be considered employment Contracts, in which case a representative form of such offer letter has been made available to Parent). With respect to each of the material Benefit Plans, the Company has made available to Parent accurate and complete copies of each of the following documents, as applicable, (i) such Benefit Plan (including all amendments thereto), or if not written, a written description of the material terms thereof, if any, (ii) the most recent annual report if any, with accompanying schedules filed with the IRS or similar report required to be filed with any Governmental Authority, (iii) the most recent summary plan description, together with any summary of material modification thereto, if any, (iv) the trust, insurance policy or other funding Contract (including all amendments thereto), if any, (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, if any, (vi) the most recent determination letter or opinion letter received from the IRS with respect to each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, if any, and (vii) all material or other non-routine correspondence, that is reasonably available to the Company, to or from any Governmental Authority relating to such Benefit Plan in the last three years, if any. The Company has not made any plan or commitment to create any additional material Benefit Plan or materially modify or change any existing material Benefit Plan, except as may be required to comply with applicable Law.
(b)    No Benefit Plan is, and neither the Company nor any Company Subsidiary nor any of their respective ERISA Affiliates has ever sponsored, contributed to, been required to contribute to or has or otherwise has had any obligations or incurred any liability, whether actual or contingent, with respect to (i) any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).
(c)    Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, on which it can currently rely, as to its qualification and, to the knowledge of the Company as of the date of this Agreement, no event has occurred that would reasonably be expected to adversely affect the qualification of such Benefit Plan.
(d)    Except for matters that, individually and in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) each of the Benefit Plans has been maintained, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Benefit Plan, (iii) no breach of fiduciary duty has occurred in connection with the administration or investment of the assets of any Benefit Plan in connection with which the Company or, to the knowledge of the Company, a third-party plan fiduciary would reasonably be expected to incur any liability, (iv) with respect to any Benefit Plan, no excise Tax would reasonably be expected to be imposed upon the Company under Chapter 43 of the Code, (v) neither the Company nor any Company Subsidiary has any current or potential liability for any Taxes or penalties imposed under COBRA, Sections 4980H or 9815 of the Code or the Patient Protection and Affordable Care Act, as amended, and (vi) all contributions, premiums and expenses due to or in respect of any Benefit Plan as required by applicable Law and the terms of such Benefit Plan have been timely made or paid in full, or, to the extent unpaid, have been fully reflected in line items on the most recent Financial Statements.
(e)    Neither the execution and delivery or performance of this Agreement nor the consummation of the Merger or other transactions contemplated by this Agreement (whether alone or together with any other event(s), including a termination of employment) will (i) entitle any Individual Service Provider to any payment of severance, termination or similar-type benefits, (ii) other than as specifically contemplated by Section 2.7, (A) obligate the Company or any Company Subsidiary to make any payment to such Individual Service Provider or provide or increase the amount of compensation or benefits payable to such Individual Service Provider under any Benefit Plan or otherwise, or (B), result in any acceleration of the time of payment or vesting, forgiveness of indebtedness or triggering of any funding of any compensation or benefits payable to such Individual Service Provider under any Benefit Plan or otherwise, or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.
(f)    Neither the execution and delivery or performance of this Agreement nor the consummation of the Merger or other transactions contemplated by this Agreement (whether alone or together with any other event(s)) will result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) that could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. The Company has made available to Parent accurate and complete copies of any Code Section 280G calculations, including supporting data.
(g)    Each Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance issued thereunder. No Benefit Plan provides, and neither the Company nor any Company Subsidiary has any obligation to provide, any gross-up or similar payment or reimbursement of Taxes under Section 4999 or 409A of the Code.
(h)    No Benefit Plan provides, and neither the Company nor any Company Subsidiary has any current or projected liability for, any post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or similar applicable Law).
(i)    Except for matters that, individually and in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there are no Proceedings pending or, to the knowledge of the Company, threatened, in each case, against any of the Benefit Plans or against the assets of any Benefit Plan or otherwise involving any Benefit Plan (other than routine claims for benefits in the ordinary course of business).
(j)    No Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any Company Subsidiary who reside or work outside of the United States.

Section 4.17    Employees; Labor Matters.
(a)    Except for matters that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary are in material compliance with all applicable Laws relating to employment and labor, including provisions thereof relating to wages, hours, employee and contractor classification, equal opportunity, employment discrimination, disability and other human rights, plant closure or mass layoff issues, hiring, affirmative action, fair labor standards, leaves of absence, occupational health and safety, workplace safety and insurance, immigration, termination and collective bargaining.
(b)    Except for matters that, individually and in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement (i) there is no organizational effort currently being made or, to the knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of the Company or any Company Subsidiary and (ii) to the knowledge of the Company, no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary or group of employees of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. There is no labor union, works council, employee committee or representative or other labor organization representing employees of the Company or any Company Subsidiary which, pursuant to applicable Law or any applicable collective bargaining agreement or other Contract, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement. Neither the Company nor any Company Subsidiary is party to or otherwise bound by any collective bargaining agreement or similar labor Contract with any labor union, works council, employee committee or representative or other labor organization with respect to employees of the Company or any Company Subsidiary.
(c)    Except for matters that, individually and in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, there has been no, nor, to the knowledge of the Company, has there been threatened, any (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of the Company or any Company Subsidiary, (ii) arbitration or grievance against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary or (iii) litigation, administrative charge, agency audit, investigation or similar Proceeding against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary.
(d)    Since January 1, 2020, neither the Company nor any Company Subsidiary has taken any action that triggered Worker Adjustment and Retraining Notification Act of 1988, or any comparable Law.
Section 4.18    Intellectual Property.
(a)    The Company and the Company Subsidiaries are the owners of, free and clear of all Liens (except Permitted Liens), and, to the knowledge of the Company, have the right to use in their business as currently conducted, all items of Owned Intellectual Property. Except in respects that, individually or in the aggregate, were not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all Patents and registrations included in the Owned Intellectual Property are valid and subsisting under applicable Law.
(b)    The Company and the Company Subsidiaries have the right to use in their business as currently conducted all items of Intellectual Property used in their business that are not Owned Intellectual Property (“Third Party Intellectual Property”). To the knowledge of the Company any Third Party Intellectual Property that is the subject of an Intellectual Property License Agreement has been used in accordance with the terms of the applicable Intellectual Property License Agreement, except where the failure to have the right to use such Third

Party Intellectual Property, or a breach of such applicable Intellectual Property License Agreement, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(c)    Neither the Company nor any Company Subsidiary has abandoned, forfeited, or otherwise relinquished any Owned Intellectual Property, except where such abandonment, forfeiture, or relinquishment, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has assigned or transferred ownership of, or granted an exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Owned Intellectual Property to any other Person, except where such assignment or exclusive license or right, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(d)    To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, there are no active Proceedings regarding the same, and, since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice or assertion of any threatened Proceedings, infringement or misappropriation, except where such infringement or misappropriation, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(e)    To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Owned Intellectual Property or other Intellectual Property owned or used by the Company or any Company Subsidiaries, and, since January 1, 2020, no Proceedings or other adversarial claims have been brought or threatened against any third party by the Company, except for such misappropriation, infringement, dilution or violation or Proceeding or claim that, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(f)    The Company and the Company Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring employees and other parties having access thereto to execute written nondisclosure agreements, and ensure the acquisition of the ownership of Intellectual Property created by any employee or other party through written invention assignment agreements. To the knowledge of the Company, none of the material Trade Secrets of the Company and the Company Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, no employee is in breach of any employee nondisclosure or invention assignment agreement, and no third party to any nondisclosure agreement with the Company or any Company Subsidiary is in breach, violation or default, except where such breach, violation or default, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(g)    Neither the Company nor any Company Subsidiary has accepted or received any funding (including Tax incentives or relief), facilities or resources from any Governmental Authority used in the development of any Owned Intellectual Property, and no Governmental Authority, university, college, other educational institution, multi-national, bi-national or international organization or research center has any claim or right (including license rights) to any Owned Intellectual Property.
(h)    The Company and the Company Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable federal, state, local and non-U.S. Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of Personal Data and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not been and would not be reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries use commercially reasonable measures to protect against the unauthorized disclosure of Personal Data that they collect and maintain and to prevent unauthorized access to such Personal Data by any Person. Since January 1, 2020, (i) none of the Company or the Company Subsidiaries nor, to the knowledge of the Company, any third Person working on behalf of any of them, has had a breach of security or an incident of unauthorized access, disclosure, use destruction or loss of any Personal Data processed by or on behalf of Company or Company Subsidiaries (“Data Incidents”); and (ii) with respect to any Data Incidents, the Company and the Company Subsidiaries have complied, in all material respects with all data breach notification and related obligations under all applicable Laws and has taken reasonable corrective action to prevent recurrence of the foregoing, except, with respect to any of the foregoing, to the extent any such Data Incident, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(i)    All IT Systems (i) are in good repair and operating condition and are adequate and suitable for the purposes for which they are being used with respect to the business as currently conducted, except as, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (ii) to the knowledge of the Company, conform in all material respects in accordance with their related documentation, and (iii) to the knowledge of the Company, do not contain any Viruses. The Company and the Company Subsidiaries have taken commercially reasonable steps to ensure that all IT Systems are free from Viruses and any unauthorized access and interference (including hackers). The Company and the Company Subsidiaries in the operation of their respective businesses maintain and follow a commercially reasonable disaster recovery plan that is reasonably designed to enable the IT Systems to be replaced and substituted in the event of a disaster without material disruption to their business.
Section 4.19    Environmental Laws and Regulations.
(a)     Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole:
(i)    the Company and the Company Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and have obtained and are and, since January 1, 2020, have been in compliance with all Environmental Permits required for their respective business and operations;
(ii)    neither the Company nor any Company Subsidiary has received any written notice alleging any violation by or liability of the Company or any the Company Subsidiaries pursuant to any Environmental Law. No remedial or corrective action by the Company or any Company Subsidiaries is being required or requested to be taken (or, to the knowledge of the Company, is being threatened) by any Governmental Authority or any other Person. No Proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or any other Person against the Company or any Company Subsidiary relating to or arising under any Environmental Law, the substance of which remains unresolved; and
(iii)    neither the Company nor any Company Subsidiary have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, generated, manufactured, distributed, exposed any Person to, or Released any Hazardous Substances, and, to the knowledge of the Company, there have been no Releases or disposal of Hazardous Substances by any third party, at, on or under the Leased Real Property, or any other property owned, operated or used by the Company or any Company Subsidiary, in each case, in a manner that has given rise to or would reasonably be expected to give rise to a material violation of or material liability of the Company or any Company Subsidiary under Environmental Law. To the knowledge of the Company, no Hazardous Substances are present at, on or under the Leased Real Property that have originated or migrated from offsite.
(b)    Neither the Company nor any Company Subsidiary has agreed to indemnify, defend or hold harmless any Person against any material liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise, and whether or not required to be recorded or reflected in a balance sheet of the Company and the Company Subsidiaries in accordance with GAAP, arising under any Environmental Law.
(c)    The Company has provided to Parent accurate and complete copies of (i) all material Environmental Permits, final investigation reports, audit reports, assessments (including Phase I or II environmental site assessments) and studies issued since January 1, 2020 that are in the possession of, or are reasonably available, to the Company or any Company Subsidiary pertaining to the Company and the Company Subsidiaries’ operations under Environmental Laws, the Company and the Company Subsidiaries’ compliance with Environmental Laws, or the environmental conditions of the Leased Real Property, and any other property currently or formerly owned, operated or used by the Company or any Company Subsidiary and (ii) without limitation of clause (i), solely with respect to or related to environmental conditions that are at, on or under the Minnesota Leased Real Property, all final investigation reports, assessments (including Phase I or II environmental site assessments) and studies that are in the possession of, or are reasonably available, to the Company or any Company Subsidiary.
Section 4.20    Company Contracts.
(a)    As of the date of this Agreement, except (i) as set forth in Section 4.20(a) of the Company Disclosure Letter and (ii) for the Contracts filed as unredacted exhibits to the Qualifying SEC Documents, notwithstanding the original date when such exhibits were filed with the SEC, neither the Company nor any Company Subsidiary is a party to or bound by, and neither any asset or property of the Company or any Company Subsidiary is bound by:
(i)    any Contract (A) with a customer or supplier involving an amount in excess of $1,000,000 in the past twelve months or expected to involve more than $1,000,000 within 12 months of the execution of this Agreement or (B) with respect to a supplier, that is a “single source” supply Contract pursuant to which any Company Product(s) or any goods or materials used in manufacturing any Company Product(s) are supplied to the Company or any Company Subsidiary from an exclusive source;
(ii)    any Contract relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Company Subsidiaries) in excess of $1,000,000;
(iii)    any Contract that obligates the Company or any Company Subsidiary to make any capital commitment, loan or capital expenditure in an amount in excess of $1,000,000 in the aggregate after the date of this Agreement;
(iv)    any joint venture, partnership, limited liability company, strategic alliance, investment or other similar Contract relating to the formation, creation, operation, management, or sharing of profit or losses or control of, or any investment in, any joint venture, partnership, limited liability company, strategic alliance or other strategic relationship or other third Person;
(v)    any Contract that is (A) an agency, sales, marketing, commission, international or domestic sales representative or similar Contract, involving an amount in excess of $1,000,000 in the past twelve months or expected to involve more than $1,000,000 within 12 months of the execution of this Agreement or (B) a distribution Contract;

(vi)    any Contract that imposes any co-promotion, development or collaboration obligations with respect to any product or product candidate, which obligations are material to the Company and the Company Subsidiaries, taken as a whole;
(vii)    any Contract that obligates the Company or any Company Subsidiary to conduct any business on an exclusive basis with any third Person, or upon consummation of the Merger, will obligate Parent or any of its Subsidiaries to conduct business with any third Person on an exclusive basis;
(viii)    any Contract relating to the acquisition or disposition of any third Person, business or operations or assets or liabilities constituting a business, product line or product rights, or any other material assets, business or real property (whether by merger, sale of stock, sale of assets, consolidation or otherwise), including (A) any such Contract under which contemplated transactions were consummated but under which one or more of the parties thereto has executory indemnification, earn-out, milestone or other liabilities, whether contingent or otherwise, and (B) any Contract containing rights or obligations relating to any such acquisition or disposition, including purchase rights, puts, options, rights of first refusal or other similar rights or obligations;
(ix)    any material Intellectual Property License Agreement;
(x)    any Contract that provides for the purchase or sale of goods or services having a value of $1,000,000 or more per year that is not terminable by the Company or the Company Subsidiaries without penalty with 60 days or less notice;
(xi)    any Contract with (A) a Governmental Authority or with any other Person that is a subcontract relating to a Contract between such Person and a Governmental Authority or (B) any other Payor;
(xii)    any Contract that creates future payment obligations, including settlement agreements, in an amount in excess of $1,000,000, or creates or would create a Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, or restricts the payment of dividends;
(xiii)    any Contract that limits or restricts or purports to limit or restrict either the type of business in which the Company or any Company Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights;
(xiv)    any Contract entered into in connection with the settlement or resolution of any Proceeding or dispute, including any settlement agreement, corporate integrity agreements, consent decrees, deferred prosecution agreements, or similar Contracts that have existing or contingent future performance obligations or covenants (other than such Contracts that include only confidentiality obligations);
(xv)    employment, severance, retention, consulting, change in control, termination or other similar Contract pursuant to which the Company or any Company Subsidiary is or may become obligated to make any payment to any Individual Service Provider in excess of $250,000 in any twelve-month period (except for payments constituting base salary or commissions paid in the ordinary course of business and severance, termination or similar payments required by applicable Law);
(xvi)    any Contract that is material to the Company and its Subsidiaries, taken as a whole, which provides for termination, acceleration of payment or any other special rights or obligations upon the occurrence of a change of control in the Company or any Company Subsidiaries;

(xvii)    any Contract that provides for indemnification, exculpation or advancement of expenses by the Company or any Company Subsidiary of any Indemnified Person;
(xviii)    any Contract relating to any transaction involving a related Person disclosed or required to be disclosed by the Company in accordance with Item 404 of Regulation S-K under the Securities Act; or
(xix)    any other Contract that would be required to be filed as an exhibit to any SEC Document as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the Securities Act.
(b)    The (i) Contracts listed or required to be listed in Section 4.20(a) of the Company Disclosure Letter and (ii) Contracts filed as unredacted exhibits to the Qualifying SEC Documents that, if not for clause (ii) of the first sentence of Section 4.20(a), would be required to be included in Section 4.20(a) of the Company Disclosure Letter are referred to herein as the “Company Contracts.” Each Company Contract is a valid and binding Contract of the Company or a Company Subsidiary, as the case may be, and to the knowledge of the Company, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and none of the Company, any Company Subsidiary or, to the knowledge of the Company, any other party thereto is (with or without notice or lapse of time, or both) in default or breach in any material respect under the terms of any such Company Contract.
Section 4.21    Customers and Suppliers. Since January 1, 2020, none of the ten largest customers (including distributors) (as measured by consolidated revenue received by the Company and the Company Subsidiaries for the year ended June 30, 2022) or ten largest suppliers (as measured by consolidated spend by the Company and the Company Subsidiaries for the year ended June 30, 2022) has canceled or otherwise terminated, or to the knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, or has decreased materially, or to the knowledge of the Company, threatened to decrease materially, the quantity of products or services purchased from or sold to, as the case may be, the businesses of the Company or any Company Subsidiary.
Section 4.22    Real Property.
(a)    Neither the Company nor any Company Subsidiary owns any Owned Real Property.
(b)    Section 4.22(b) of the Company Disclosure Letter sets forth an accurate and complete list of all Leased Real Property and Leases.
(c)    With respect to the Leased Real Property, all buildings, structures, fixtures and improvements are in all respects structurally sound, adequate and sufficient and in good operating condition, ordinary wear and tear excepted, free from latent and patent defect and otherwise able to support the operations of the Company and the Company Subsidiaries as presently conducted, except, in each case, in respects that, individually or in the aggregate, was not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
(d)    With respect to each Lease relating to a parcel of Leased Real Property, (i) the Company or the applicable Company Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens, other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of the Company or the applicable Company Subsidiary that is lessee thereunder and (iii) the Company or the applicable Company Subsidiary has complied with the material terms of such Lease in all material respects. To the knowledge of the Company, there are no pending or threatened condemnation or other Proceedings relating to the Leased Real Property. Since January 1, 2020, neither the Company nor any Company Subsidiary has exercised or given any notice of exercise of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal contained in any Lease. Neither the Company nor any Company Subsidiary is in default in any material respect under any of the Leases. The rent set forth in each Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to the same.
(e)    In the ordinary course of business, neither the Company nor any Company Subsidiary uses or occupies any real property material to the business of the Company or any Company Subsidiary other than the Leased Real Property. The Company and each applicable Company Subsidiary is in peaceful and undisturbed possession of its applicable Leased Real Property, and there are no contractual or, to the knowledge of the Company, legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use such Leased Real Property for the purposes for which it is currently being used.
Section 4.23    Title to and Condition of Assets Except as is not and would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole, the Company or a Subsidiary, as applicable, has good and valid title to, or a valid and enforceable right to use, all of the properties, assets and rights, whether real, or personal, tangible or intangible, used or held for use in connection with the businesses of the Company and the Company Subsidiaries (the “Assets”), free and clear of any Liens other than Permitted Liens. Except as was not and would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole, the tangible Assets are in (i) good operating condition and repair (except for normal wear and tear) and (ii) compliance, in all material respects, with all applicable Quality System Requirements.
Section 4.24    Products and Product Liability.
(a)    Each Company Product or service provided or rendered by the Company or any Company Subsidiary, since January 1, 2020, complies in all material respects with all applicable contractual specifications, requirements and covenants and all express and implied warranties made by the Company or any Company Subsidiary and is not subject to any term, condition, guaranty, warranty or other indemnity that varies in any material respect from the applicable standard terms and conditions for such product or service.
(b)    To the knowledge of the Company, there is no basis existing for any recall or market withdrawal of any Company Product. Since January 1, 2020, there have not been any material product liability, manufacturing or design defect, warranty, field repair or other product-related claims by any third Person (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (i) services rendered by the Company or any Company Subsidiary or (ii) any Company Products.
Section 4.25    Healthcare Regulatory Matters.
(a)    Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole: (i) the businesses of each of the Company and the Company Subsidiaries are being, and since January 1, 2020 have been, conducted in compliance with all applicable Healthcare Laws and Healthcare Permits, (ii) the Company Products are, and since January 1, 2020 have been, in compliance with all applicable Healthcare Laws and Healthcare Permits and (iii) since January 1, 2020 neither the Company nor any Company Subsidiary has received any written notification or communication from any Healthcare Regulatory Authority of noncompliance by, or liability of such party under, any Healthcare Laws.
(b)    Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, all reports, documents, claims, permits, adverse event reports, notices, registrations and applications required to be filed, maintained or furnished to the FDA or any other Healthcare Regulatory Authority by the Company and any Company Subsidiary have been so filed, maintained or furnished, and all such reports, documents, claims, permits, adverse event reports, notices, registrations and applications were accurate and complete on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2020, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any Company Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any Company Subsidiary, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Healthcare Regulatory Authority to invoke any similar policy.
(c)    Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary, nor, since January 1, 2020, to the knowledge of the Company, any officer, employee or agent of the Company or any Company Subsidiary organized in the United States, (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Governmental Healthcare Program or has been the subject of any Final Adverse Action (as defined in 42 C.F.R. § 424.502); (ii) has violated or caused a violation of any federal or state health care fraud and abuse or false claims statute or regulation, including the Anti-Kickback Statute and related regulations, that is applicable to the Company or any of its Subsidiaries; (iii) has been debarred, convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a(m), 42 U.S.C. § 1320a-7, and relevant regulations in 42 C.F.R. Part 1001 or is the subject of such Proceeding that is likely to result in such debarment, exclusion, or suspension; (iv) has been excluded from participation in any Governmental Healthcare Program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar Law; (v) has been assessed or threatened with assessment of civil money penalties pursuant to 21 U.S.C. § 335b, 21 C.F.R. Part 17 or 42 C.F.R. Part 1003; (vi) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) to the knowledge of the Company, is the target or subject of any current or threatened investigation relating to any Governmental Healthcare Program-related offense or Final Adverse Action (as defined in 42 C.F.R. § 424.502).
(d)    Except as available in the public databases of any Healthcare Regulatory Authority prior to the date hereof, since January 1, 2020, neither the Company nor any Company Subsidiary has initiated, conducted or issued, or caused to be initiated, conducted or issued any recall, correction, removal, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an actual or alleged lack of safety, efficacy or regulatory compliance of any Company Product or been required to do so, other than notices and actions that were not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) neither the Company nor any Company Subsidiary has received any written notice from the FDA or any other Healthcare Regulatory Authority regarding (A) any recall, market withdrawal or replacement of any Company Product, (B) a change in the marketing status or classification, or a material change in the labelling of any such Company Products, (C) a negative change in reimbursement status of a Company Product or (D) any negative observations or findings relating to the Company’s or any Company Subsidiary’s manufacturing site, and (ii) to the knowledge of the Company, none of the matters set forth in clauses (A) through (D) are forthcoming.

(e)    Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all preclinical and clinical trials in respect of the Company Products being conducted by or on behalf of the Company or any Company Subsidiary that have been submitted to any Healthcare Regulatory Authority in connection with any Healthcare Permit, are being or have been conducted with the required experimental protocols, procedures and controls pursuant to applicable Healthcare Laws. Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has received any notices or correspondence from the FDA or any other Healthcare Regulatory Authority or any institutional review board or similar organization overseeing the conduct of any preclinical or clinical trial requiring or requesting the termination, suspension, or material modification of any such trial.
(f)    Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, to the knowledge of the Company, no person has filed or has threatened to file against the Company or any Company Subsidiary an action relating to any Healthcare Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).
(g)    The Company and the Company Subsidiaries are qualified for participation in and have valid supplier contracts with the Veterans’ Administration Fee Supply Schedule, and are in compliance, in all material respects, with the requisite conditions of participation for such Governmental Healthcare Programs.
(h)    Neither the Company nor any Company Subsidiary, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company or any Company Subsidiary, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority or Healthcare Regulatory Authority concerning compliance with Healthcare Laws.
(i)    The Company and the Company Subsidiaries have adopted a code of ethics and have an operational healthcare compliance program, covering the seven elements of an effective compliance program described in Compliance Program Guidance published by the Office of Inspector General for HHS, which governs all employees, including sales representatives and their interactions with their physician and hospital customers.
Section 4.26    Insurance Coverage. Section 4.26 of the Company Disclosure Letter lists all material insurance policies maintained by or on behalf of the Company or any of Company Subsidiary as of the date of this Agreement. All material insurance policies maintained by or on behalf of the Company or any Company Subsidiary are in full force and effect and neither the Company nor any Company Subsidiary is in material breach or material default under any such policy. There are no material claims by the Company or any Company Subsidiary pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which, to the knowledge of the Company, such underwriters have reserved their rights, other than as is usual and customary for underwriters in connection with submitted claims. The coverages provided by such insurance policies or fidelity or surety bonds are usual and customary in amount and scope for the Company and the Company Subsidiaries’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by Company Contracts or Leases, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole.
Section 4.27    Proxy Statement. The letter to stockholders, notice of meeting, proxy statement, forms of proxy and related proxy materials of the Company relating to the matters to be submitted to the stockholders of the Company at the Stockholders Meeting (collectively, such materials as amended or supplemented from time to time, the “Proxy Statement”) will not, when filed with the SEC, on the date mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied in writing by Parent, Merger Sub or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.
Section 4.28    Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of J.P. Morgan Securities LLC (the “Company Financial Advisor”), dated as of February 8, 2023, that, as of such date and subject to the limitations and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Common Stock, pursuant to this Agreement is fair, from a financial point of view, to such holders. An accurate and complete copy of such opinion has been provided to Parent. As of the date of this Agreement, such opinion has not been amended or withdrawn and remains in full force and effect.
Section 4.29    Brokers. No Person other than the Company Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of the Company or any Company Subsidiary. The Company has made available to Parent an accurate and complete copy of each Contract between the Company or any Company Subsidiary and the Company Financial Advisor relating to the Merger and the other transactions contemplated by this Agreement.
Section 4.30    Solvency. The Company and the Company Subsidiaries, taken as a whole, are Solvent. No transfer of Assets is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud creditors of the Company or the Company Subsidiaries.
Section 4.31    No Other Representations or Warranties. Except the for the representations and warranties made by the Company in this Article IV (as modified by the Company Disclosure Letter and the Qualifying SEC Documents), neither the Company, the Company Subsidiaries, their Representatives (including the Company Financial Advisor), nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects (financial or otherwise), notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
Section 5.1    Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Illinois. Parent has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or in the aggregate, has not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement.

Section 5.2    Merger Sub.
(a)    Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or in the aggregate, has not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Merger Sub to consummate the Merger.
(b)    Parent is the sole record holder and Beneficial Owner of all of the outstanding Securities of Merger Sub, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities. All of the Securities so owned by Parent have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights.
(c)    Merger Sub has been formed solely for purposes of the transactions contemplated by this Agreement. Merger Sub has not conducted any business or activities other than in connection with this Agreement.
Section 5.3    Authorization; Board Approval.
(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, with respect to Merger Sub, to consummate the Merger. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other proceedings on the part of Parent or Merger Sub are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for (i) the adoption of this Agreement (after its execution) by Parent as the sole stockholder of Merger Sub and (ii) the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.
(b)    The Board of Directors of Merger Sub, acting by unanimous written consent in lieu of special meeting, has duly adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that Parent, as Merger Sub’s sole stockholder, adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect.
(c)    The Board of Directors of Parent has duly adopted resolutions approving this Agreement and approving the payment of the Merger Consideration upon the consummation of the Merger in accordance with this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect.
Section 5.4    Consents and Approvals; No Violations.
(a)    The execution and delivery of this Agreement by Parent and Merger Sub does not and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of Parent, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 5.4(b)) applicable to Parent, (iii) result, with or without the giving of notice or the lapse of time or both or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract to which Parent is a party, (iv) result in the creation or imposition of any Lien upon any properties or assets of Parent or any material Subsidiary of Parent or (v) cause the suspension or revocation of any Permit of Parent, except, in the case of clauses (iii), (iv) and (v), any matters that, individually or in the aggregate, have not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement.
(b)    No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Parent or any Subsidiary of Parent in connection with the execution or delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (i) compliance by Parent with the HSR Act and any required filings or notifications under any other applicable Competition Laws and Foreign Investment Laws, (ii) any approvals required pursuant to Section 7.1, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, and regulations to permit the consummation of the Merger and (iv) such other matters that, individually or in the aggregate, have not prevented or materially impaired or materially delayed and would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement.
Section 5.5    Sufficient Funds. Parent has or will have, as of the Closing Date, sufficient cash to pay the Merger Consideration, including payments to be made to the holders of Company Equity Awards. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.
Section 5.6    Ownership of Common Stock. Neither Parent nor Merger Sub is, or has been at any time during the last three years preceding the date of this Agreement, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL.
Section 5.7    Proxy Statement. Assuming the Company’s performance of and compliance with Section 6.2, none of the information supplied or to be supplied by Parent, Merger Sub or any of their Affiliates or their respective Representatives in writing for inclusion in the Proxy Statement will, when filed with the SEC, on the date mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.
Section 5.8    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its businesses, operations, properties, assets, liabilities, condition and prospects. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company, the Company Subsidiaries, or any of their Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements expressly set forth herein.
Section 5.9    No Other Representations or Warranties. Except the for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent, Merger Sub, any of their Representatives, nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects (financial or otherwise), notwithstanding the delivery or disclosure to the Company, any of the Company Subsidiaries, or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.
ARTICLE VI
COVENANTS OF THE COMPANY

Section 6.1    Operating Covenants. From the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing, except (i) as set forth in Section 6.1 of the Company Disclosure Letter, (ii) as otherwise expressly required by this Agreement or (iii) as required by applicable Law (including as required by any COVID-19 Measures), the Company will, and will cause each of the Company Subsidiaries to use reasonable best efforts to (A) conduct its business in the ordinary course of business in a commercially reasonable manner and consistent with its past practice; (B) preserve intact its respective business organization, assets and goodwill and relationships with all Governmental Authorities, customers, employees, contractors, suppliers, distributors, licensors, licensees, collaborators, strategic and joint venture partners and others having material business dealings with the Company or any Company Subsidiary; (C) keep available the services of its and the Company Subsidiaries’ current officers and key employees; (D) maintain its and the Company Subsidiaries’ material rights and franchises; and (E) comply with all applicable Laws, in all material respects, in each case, consistent with industry and past practice. In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing, except (i) as set forth in Section 6.1 of the Company Disclosure Letter, (ii) as otherwise expressly required by this Agreement or (iii) as required by applicable Law (including as required by any COVID-19 Measures), the Company will not, and will not permit any Company Subsidiary to:
(a)    amend, modify or enter into any of the Constituent Documents, or the terms of any Security, of the Company or any Company Subsidiary or any Constituent Documents to which any such entities are a party;
(b)    declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any Securities, other than cash dividends or distributions by wholly-owned Company Subsidiaries to the Company in ordinary course of business consistent with past practice;
(c)    adjust, split, reverse split, combine, subdivide or reclassify any Securities or issue or propose or authorize the issuance of any other Securities in respect of, in lieu of, or in substitution for, any Securities, other than issuances of shares of Common Stock upon (i) the exercise of Company Options or settlement of Company Restricted Stock Units, in each case, outstanding on the Capitalization Date and in accordance with their respective terms and the terms of the applicable Stock Plan as in effect on the date of this Agreement, or (ii) the completion of the offering period in effect under the Company ESPP as of the date of this Agreement;
(d)    repurchase, redeem or otherwise acquire, directly or indirectly, any Securities of the Company or any Company Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by the Company of shares of Common Stock in connection with the surrender of shares of Common Stock by holders of Company Options outstanding on the Capitalization Date in order to pay the exercise price thereof, (ii) the withholding of shares of Common Stock to satisfy Tax obligations with respect to Company Equity Awards outstanding on the Capitalization Date, or (iii) the acquisition by the

Company of Company Equity Awards outstanding on the Capitalization Date in connection with the forfeiture thereof;
(e)    (i) issue, sell, transfer, dispose of, grant, pledge or otherwise encumber any Securities of the Company or any Company Subsidiaries, other than issuances of Common Stock upon (A) the exercise of Company Options or settlement of Company Restricted Stock Units, in each case, outstanding on the Capitalization Date and in accordance with their respective terms and the terms of the applicable Stock Plan as in effect on the date of this Agreement or (B) the completion of the offering period in effect under the Company ESPP as of the date of this Agreement, or (ii) enter into any Contract with respect to the voting of any Securities;
(f)    merge or consolidate the Company or any Company Subsidiary with any Person, or acquire or purchase (by merger; consolidation; acquisition of stock or assets; exercise of options to purchase, license, or otherwise acquire or obtain rights; or otherwise), directly or indirectly, Securities, assets or liabilities in any transaction or series of related transactions, (i) constituting a business or (ii) with a value or purchase price in the aggregate in excess of $1,000,000;
(g)    transfer, sell, assign, lease, grant any Lien on, license, surrender, cancel, abandon, divest, allow to lapse or otherwise dispose of (including by merger, consolidation, sale of stock or assets or otherwise) any material asset, product line, line of business, right or property (including any interest in a partnership, joint venture or similar entity), other than the sale of Company Products to customers and distributors in the ordinary course of business consistent with past practice pursuant to applicable Company Contracts and other than the disposal of unused, excess or obsolete tangible assets in the ordinary course of business consistent with past practice;
(h)    make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by the Company or any wholly-owned Company Subsidiary to or in the Company or any wholly-owned Company Subsidiary or (ii) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth in Section 6.1(h) of the Company Disclosure Letter;
(i)    create, incur, guarantee or assume any Indebtedness, or issue or sell any debt Securities, guarantees, loans or advances, except (i) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $500,000 in the aggregate, (ii) Indebtedness between the Company and any Company Subsidiary or (iii) pursuant to any Contract existing at the date of this Agreement set forth in Section 6.1(i) of the Company Disclosure Letter;
(j)    make or commit to make any capital expenditure, except for aggregate expenditures in an amount not in excess of (and for projects consistent with) the capital expenditure budget made available to Parent prior to the date of this Agreement and set forth in Section 6.1(j) of the Company Disclosure Letter;
(k)    abandon, modify, waive or terminate any material Permit;
(l)    amend or modify, terminate, or waive or release any right under, any Covenant Contract or Lease, negotiate, renew or extend any Covenant Contract or Lease or enter into any Contract that would have been a Covenant Contract or Lease if it had been entered into prior to the date of this Agreement;
(m)    (i) sell, transfer, assign, lease, license or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any Person any rights to any Owned Intellectual Property or Third Party Intellectual Property (except for licensing non-exclusive rights for the primary purpose of (A) conducting clinical research, entered into with a clinical research organization; (B) material transfer, sponsored research or other similar matters; (C) conducting clinical trials; or (D) manufacturing, labeling, or selling the Company’s or any Company Subsidiaries’ products), (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their terms) any Owned Intellectual Property or Third Party Intellectual Property, (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any registered Owned Intellectual Property, (iv) make any change in Owned Intellectual Property or Third Party Intellectual Property that is or would reasonably be expected to materially impair such Intellectual Property or the Company’s or any Company Subsidiaries’ rights with respect thereto, (v) disclose to any Person (other than Representatives of Parent and Merger Sub), any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to confidentiality obligations, or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of Trade Secrets included in any Owned Intellectual Property;
(n)    forgive, cancel or compromise any debt or claim, or waive or release any right, of material value, or fail to pay or satisfy when due any material liability or obligation;
(o)    other than as required by any Benefit Plan as in effect on the date of this Agreement, (i) increase the compensation payable or to become payable or the benefits provided to any Individual Service Provider, except for any merit and cost-of-living increases in the level of annual base salary or hourly wage rate for non-executive employees in the ordinary course of business consistent with past practice; (ii) grant any severance, retention, change in control or termination payments or benefits (or provide for any increase thereof) to, or pay, loan or advance any amount to, any such Individual Service Provider; (iii) grant any equity or equity-based awards to any such Individual Service Provider; (iv) establish, adopt, enter into, terminate or amend or otherwise modify benefits under any Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Benefit Plan if in effect on the date hereof); or (v) except as required by Section 2.7, take any action to accelerate the vesting, lapsing of restrictions or timing of payment, or fund or in any other way secure the payment, in respect of any award or benefit provided pursuant to any Benefit Plan;
(p)    hire any employee or contractor (other than (i) to fill vacancies arising due to terminations of employment of non-executive officer employees or other contractor or (ii) as described in Section 6.1(p) of the Company Disclosure Letter, in each case in the ordinary course of business consistent with past practice) or terminate the employment of any executive officer other than for cause;
(q)    enter into, amend or otherwise become bound by, or amend or modify, a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of the Company or any Company Subsidiary;
(r)    effect any “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any comparable Law;
(s)    settle or compromise any Proceeding, other than settlements or compromises that require only payments of money by the Company or the Company Subsidiaries without ongoing limits on the conduct or operation of the Company or the Company Subsidiaries, and after the Closing, Parent and its Affiliates, or other non-monetary relief, which payments of money will not exceed $1,000,000 per Proceeding or $5,000,000 in the aggregate for all such Proceedings, or enter into any consent, decree, injunction or similar restraint or Order or form of equitable relief;
(t)    adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of the Company or any Company Subsidiary;
(u)    (i) make, revoke or amend any material election relating to Taxes, (ii) take any position on any Tax Return that is inconsistent with past practice or positions taken in preparing or filing similar Tax Returns in prior periods, (iii) settle or compromise any Proceeding relating to Taxes, (iv) make a written request for a ruling or determination of a Taxing Authority relating to Taxes, (v) file or re-file an amended Tax Return, (vi) surrender or waive any claim to a Tax refund of the Company or any Company Subsidiary, (vii) enter into any closing agreement or similar Contract with respect to Taxes, (viii) extend or waive any statute of limitations with respect to any Taxes of the Company or any Company Subsidiary or (ix) change any of its Tax accounting methods, policies or practices;
(v)    make any material change with respect to accounting policies or procedures, except as may be required by changes in GAAP after the date of this Agreement, change its fiscal year or make any material change in internal accounting or disclosure controls and procedures; or
(w)    propose, authorize, agree or commit to do any of the foregoing.
Section 6.2    Preparation and Mailing of Proxy Statement.
(a)    As promptly as practicable following the date of this Agreement (and in any event within 20 Business Days of the date hereof, subject to receipt of Parent’s information required for the Proxy Statement and comments to the Proxy Statement and filing approval on a timely basis), the Company will prepare and file with the SEC the preliminary Proxy Statement. The Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act. Parent will furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company agrees as to itself and the Company Subsidiaries that none of the information supplied by it or its Affiliates for the inclusion or incorporation by reference in the Proxy Statement will, when filed with the SEC, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Parent agrees as to itself and Merger Sub that none of the information supplied by it or its Affiliates for the inclusion or incorporation by reference in the Proxy Statement will, when filed with the SEC, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
(b)    The Company (i) will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement and any amendment or supplement to the Proxy Statement and any related communications (including any responses to any comments of the SEC) prior to filing such documents and communications with the staff of the SEC, (ii) will give due consideration to all comments to such documents and communications reasonably proposed by Parent, (iii) will not file such documents or communication with the SEC prior to receiving approval of Parent (which approval will not be unreasonably withheld, conditioned or delayed) and (iv) will promptly provide Parent with a copy of all such filings and communications made with the SEC. The Company will, as promptly as practicable after receipt thereof, provide Parent with copies of any written comments and advise Parent of any oral comments or requests with respect to the Proxy Statement received from the staff of the SEC. The Company and its Representatives will not participate in any material or substantive meeting or conference (including by telephone) with the SEC unless the Company consults with Parent in advance, and to the extent not restricted by the SEC, will allow Parent and its Representatives to participate in any such discussions.
(c)    The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing and will cause the definitive Proxy Statement to be filed with the SEC, with copies furnished to Nasdaq and mailed to its stockholders at the earliest practicable time after expiration of the applicable SEC review period. The Company will take all actions required to be taken under any applicable state securities Laws in connection with the Merger and (i) each Party will furnish all information concerning itself and

(ii) the Company will furnish all information concerning the holders of its Securities, in each case of the preceding (i) and (ii), as may be reasonably requested in connection with any such action.
(d)    If at any time prior to the Effective Time, (i) any Change occurs with respect to the Parties or any of their respective Affiliates, directors or officers, which should, in the reasonable judgment of Parent and the Company, be set forth in an amendment of, or supplement to, the Proxy Statement or (ii) any information relating to the Parties, or any of their respective Affiliates, directors or officers, is discovered by any of the Parties which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not, at the time and in the light of the circumstances when it is made, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading, the Company will file as promptly as practicable with the SEC an amendment of, or supplement to, the Proxy Statement and will give due consideration to all comments to such amendment or supplement reasonably proposed by Parent and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of the Company.
Section 6.3    Stockholders Meeting; Recommendation.
(a)    The Company will (i) set a record date reasonably satisfactory to Parent for determining the stockholders of the Company entitled to notice of and to vote at the Stockholders Meeting as soon as practicable after the date of this Agreement and (ii) duly take all action necessary under applicable Law and the Company’s Constituent Documents to call, give notice of, convene and hold a meeting of the stockholders of the Company (the “Stockholders Meeting”) on a date as promptly as practicable after the mailing of the Proxy Statement for the purpose of obtaining the Stockholder Approval and will, subject to Section 6.5, use its reasonable best efforts to solicit and obtain the Stockholder Approval. Without limiting the generality of the foregoing, the Company will engage a proxy solicitation firm reasonably acceptable to Parent for purposes of assisting in the solicitation of proxies for the Stockholders Meeting and will use its reasonable best efforts to cause all proxies solicited in connection with the Stockholders Meeting to be solicited in compliance with all applicable Laws. The Stockholders Meeting will be held regardless of any Change in Recommendation unless this Agreement is terminated in accordance with Article IX. The Company will not postpone, recess or adjourn the Stockholders Meeting, except to the extent (i) Parent has consented to such postponement, recess or adjournment in writing (which consent will to be unreasonably withheld, conditioned or delayed) or (ii) the Board of Directors of the Company, acting in good faith after consulting with outside legal counsel, determines that (A) after consultation with Parent, such postponement, recess or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders Meeting, (B) it will not receive proxies sufficient to obtain the Stockholder Approval, whether or not a quorum is present, or it will not have a sufficient number of shares of Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (C) such postponement, recess or adjournment is required to comply with applicable Law; provided that in the case of a postponement, recess or adjournment in accordance with clause (ii) above, (1) the date of the Stockholders Meeting will not be postponed, recessed or adjourned by more than an aggregate of 15 days without Parent’s prior written approval (which will not be unreasonably withheld, conditioned or delayed) and (2) no postponement, recess or adjournment shall be permitted under clause (ii) if it would require a change in the record date for the Stockholders Meeting. Furthermore, the Company will postpone, recess or adjourn the Stockholders Meeting if reasonably requested to do so in writing by Parent, including for the Company to solicit additional proxies sufficient to obtain the Stockholder Approval, whether or not a quorum is present, or to constitute a quorum necessary to conduct the business of the Stockholders Meeting, provided, however, that the Company will not be obligated to postpone, recess or adjourn the Stockholders Meeting, at Parent’s request, more than two times unless any Acquisition Proposal becomes publicly known or the Board of Directors of the Company has effected a Change in Recommendation in accordance with Section 6.5(e).
(b)    Except as expressly permitted by Section 6.5(d) and Section 6.5(e), neither the Board of Directors of the Company nor any committee thereof will (i) fail to include the Recommendation in the Proxy Statement, (ii) change, withhold, withdraw or qualify or modify in a manner adverse to Parent, or propose publicly to change, withhold, withdraw or qualify or modify in a manner adverse to Parent, the Recommendation or its approval of this Agreement or the Merger, (iii) with respect to the receipt by the Company of any Acquisition Proposal or public announcement of any Acquisition Proposal, fail to confirm publicly through a press release or similar means the Recommendation within five Business Days after the date when requested to do so in writing by Parent, (iv) approve, adopt, publicly declare advisable, publicly endorse or recommend, or publicly propose to approve, adopt, declare advisable, endorse or recommend, any Acquisition Proposal, (v) if a tender or exchange offer for shares of Common Stock is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders or the Company no later than the earlier of (A) the tenth Business Day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (B) the second Business Day prior to the Stockholders Meeting, or (vi) authorize, resolve or publicly propose to take any action described in clause (i) through (v) above (any of the foregoing actions in clause (i) through (vi), a “Change in Recommendation”).
(c)    The notice for the Stockholders Meeting will also contain a proposal, which will be separate from the proposal relating to the Stockholder Approval, with respect to any non-binding advisory vote of the Company’s stockholders required pursuant to Rule 14a-21(c) under the Exchange Act. The approval of such proposal by the stockholders of the Company will not be a condition to the obligations of the Parties to effect the Merger in accordance with Article VIII, and the failure of the stockholders of the Company to approve such proposal at the Stockholders Meeting, or any recess, adjournment or postponement thereof, will not affect any of the rights or obligations of the Parties in connection with this Agreement.
Section 6.4    Access to Information; Confidentiality.
(a)    Upon reasonable notice, the Company will, and will cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to the respective properties, books, records (including Tax records), Contracts, commitments and personnel of the Company and the Company Subsidiaries (including for purposes of performing any environmental investigations or testing or any audits for compliance with applicable Law, in each case, to the extent reasonably requested by Parent) and will furnish, and will cause to be furnished, as promptly as practicable to Parent and its Representatives (i) a copy of each material report, schedule and other document filed with, furnished to, published by, announced by or received by the Company from a Governmental Authority to the extent such reports, schedules or documents are in the possession of, or are reasonably available to, the Company or any Company Subsidiaries, (ii)(A) except as set forth in Section 6.4(a) of the Company Disclosure Letter, a copy of all draft Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q to be filed by the Company with the SEC after the date of this Agreement at least three Business Days before such filing and (B) a copy of all draft Current Reports on Form 8-K to be filed or furnished by the Company with the SEC after the date of this Agreement at least two Business Days before such report is filed or furnished, except for any materials filed or furnished to comply with the Company’s obligations pursuant to Regulation FD under the Exchange Act, and (iii) all other information with respect to the Company and the Company Subsidiaries, as applicable, as Parent or its Representatives may reasonably request.
(b)    Notwithstanding Section 6.4(a), the Company will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, with the advice of counsel, would (i) violate applicable Law or (ii) waive the protection of an attorney-client privilege or other legal privilege (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, common interest or similar agreements with respect to the preservation of such privileges). Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it will provide notice to Parent that it is withholding such access or information and will use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or risk waiver of such privilege. The Company will keep Parent reasonably informed as to status and developments regarding any material Proceeding and provide to Parent, as promptly as practicable after being made available to the Company, and in any case no less than five Business Days prior to filing, drafts of any income Tax Returns relating to the Company or any Company Subsidiary, as applicable.
(c)    All information furnished pursuant to this Section 6.4 or otherwise pursuant to this Agreement will be subject to the confidentiality agreement dated as of December 28, 2022, between the Company and Parent (the “Confidentiality Agreement”). No investigation or access provided pursuant to this Section 6.4 will affect the representations, warranties or conditions to the obligations of the Parties contained in this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.
Section 6.5    Non-Solicitation; Acquisition Proposals; Intervening Events.
(a)    From and after the date of this Agreement, the Company will, and will cause each Company Subsidiary to, and will use its reasonable best efforts to cause each Representative of the Company and any Company Subsidiary to, (i) immediately cease and cause to be terminated any existing communications, discussions, negotiations and other activities with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) with respect to any Acquisition Proposal, or any inquiry, proposal, offer or indication of interest that could reasonably be expected to lead to any Acquisition Proposal; (ii) immediately terminate and discontinue any access of any Person and its Representatives (other than Parent and Merger Sub and their Representatives and the Company and its Representatives) to any data room (virtual, physical or otherwise) or similar information-sharing platform containing any of the Company’s (or any Company Subsidiary’s) confidential information maintained in connection with a possible Acquisition Proposal; and (iii) immediately request, and use its reasonable best efforts to cause, the prompt return or destruction of any confidential information previously furnished or made available to such Persons and their Representatives through such platform or in connection with a possible Acquisition Proposal.
(b)    Except as expressly permitted in accordance with Section 6.5(c) or Section 6.5(d), from and after the date of this Agreement, the Company will not, and will cause each Company Subsidiary to, and will use its reasonable best efforts to cause each Representative of the Company and any Company Subsidiary not to, directly or indirectly, (i) initiate, seek, solicit, knowingly facilitate or encourage, or knowingly induce or take any other action designed or intended to lead to, or that could reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, participate or engage in or continue any communications, discussions or negotiations regarding, furnish to any Person (other than Parent and Merger Sub and their Representatives) any information or data with respect to, furnish to any Person (other than Parent and Merger Sub and their Representatives) any access to the Company’s or any Company Subsidiary’s business, books, records, properties or assets with respect to, or otherwise cooperate with, or take any other action to knowingly facilitate, any Acquisition Proposal or grant any waiver, consent or release under (or terminate, amend or modify any provision of), or fail to enforce to the fullest extent permitted under applicable Law, any confidentiality, nondisclosure, standstill or similar Contract or any Contract imposing any confidentiality, nondisclosure, standstill, or similar obligations, except that if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any a waiver, consent or release with respect to such confidentiality, nondisclosure, standstill or similar obligations would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under Delaware Law, then the Company may grant a waiver, consent or release of such obligations solely to the extent necessary to allow a third Person to make a confidential Acquisition Proposal to the Board of Directors of the Company (or a committee thereof) that is not otherwise made in breach of this Section 6.5, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other Contract relating to, or providing for or that could reasonably be expected to lead to an Acquisition Proposal or, (iv) knowingly take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation (including the approval of any Person becoming an “interested stockholder” pursuant to Section 203 of the DGCL), or any Protective Provisions, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company will promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent and Merger Sub under any such provisions), (v) submit to the stockholders of the Company for their approval, adoption or consideration any Acquisition Proposal, or (vi) resolve, propose or agree to do or authorize any of the foregoing.
(c)    Notwithstanding Section 6.5(b), at any time prior to, but not after, the Company’s receipt of the Stockholder Approval, the Company may, in response to an bona fide written Acquisition Proposal made after the date of this Agreement and prior to the receipt of the Stockholder Approval that did not result from a material breach of Section 6.3(b) or this Section 6.5, (i) furnish information and data to the Person making such Acquisition Proposal and its Representatives pursuant to and in accordance with an Acceptable Confidentiality Agreement and (ii) participate and engage in discussions or negotiations with the Person regarding such Acquisition Proposal, if and only if, in each case of the preceding clause (i) and this clause (ii), at least a majority of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisor, that (A) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) the failure to furnish such information and data or to participate in such discussions or negotiations would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under Delaware Law. All information and data provided by the Company or any Company Subsidiary to any Person entering into or that has entered into an Acceptable Confidentiality Agreement pursuant to this Section 6.5(c) that has not been previously provided to Parent must be provided by the Company to Parent prior to or substantially concurrently with the time it is provided to such Person.
(d)    Notwithstanding Section 6.3(b) but subject to Section 6.5(e), at any time prior to, but not after, the Company’s receipt of the Stockholder Approval, if (i) an Intervening Event has occurred and is continuing or (ii) the Company has received an Acquisition Proposal after date of this Agreement that has not been withdrawn or otherwise modified in a manner materially adverse to the Company and that did not result from a material breach of Section 6.3(b) or this Section 6.5 that at least a majority of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisor, constitutes a Superior Proposal, then in either case of such Intervening Event or such Superior Proposal, the Board of Directors of the Company may effect a Change in Recommendation if and only if at least a majority of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under Delaware Law and, in the case of a Superior Proposal, the Company may terminate this Agreement pursuant to Section 9.1(d)(ii) and concurrently with such termination enter into a definitive agreement to consummate such Superior Proposal (subject to the satisfaction of the Company’s obligations under Section 9.3).
(e)    Notwithstanding Section 6.5(d), the Board of Directors of the Company may not effect a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(d)(ii) unless (i) the Company has first provided at least five Business Days’ advance written notice to Parent that it is prepared to effect a Change in Recommendation pursuant to Section 6.5(d), which notice will, in the case of an Intervening Event, include a written description in reasonable detail of such Intervening Event and, in the case of an Acquisition Proposal constituting a Superior Proposal, include the identity of any Person making such Superior Proposal and the most current version of the proposed agreement or agreements relating to such Superior Proposal (or if there is no such proposed agreement or agreements, a description in reasonable detail of the material terms and conditions of such Superior Proposal, including the terms and conditions of any financing related to such Superior Proposal), (ii) during such five Business Day period, the Company and its Representatives has engaged (and the Company has caused its Representatives to have engaged) in good faith discussions and negotiations with Parent and its Representatives (to the extent Parent desires to discuss or negotiate) regarding any proposed amendments, modifications or changes to the terms and conditions of this Agreement and the transactions contemplated thereby, it being understood and agreed that (A) the Board of Directors of the Company will consider in good faith all proposals made by Parent and (B) any material Change to any Superior Proposal or any Intervening Event shall require a new notice under clause (i) of this Section 6.5(e) and a new discussion and negotiation period under this clause (ii) of this Section 6.5(e) (but the five Business Day period shall instead be the longer of (1) four days and (2) the amount of time remaining on the initial five Business Day period), and (iii) no earlier than after the end of the applicable discussion and negotiation period, at least a majority of the members of the Board of Directors of the Company determines in good faith (taking into account and assuming implementation of any amendments, modifications or changes to the terms and conditions of this Agreement and the transactions contemplated thereby proposed by Parent as provided in this Section 6.5(e)), after consultation with outside legal counsel and its financial advisor, (A) in the case of an Acquisition Proposal constituting a Superior Proposal, (1) such Acquisition Proposal still constitutes a Superior Proposal and (2) the failure to effect a Change of Recommendation pursuant to Section 6.5(d) would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under Delaware Law and (B) in case of an Intervening Event, the failure to effect a Change of Recommendation pursuant to Section 6.5(d) would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under Delaware Law.
(f)    Notwithstanding any Change in Recommendation, the Board of Directors of the Company will continue to comply with its obligations under this Agreement, including Section 6.2 and Section 6.3, and will submit this Agreement to the stockholders of the Company for the purpose of obtaining the Stockholder Approval unless this Agreement has been terminated prior to the date of the Stockholders Meeting, or any recess, adjournment or postponement thereof, in accordance with Article IX.
(g)    As promptly as practicable after the receipt by the Company or any Representative of the Company and, in any case within 24 hours after the receipt thereof, of (i) any Acquisition Proposal, whether orally or in writing, or (ii) any request for nonpublic information relating to the Company or any of Company Subsidiaries or any request to engage in communications, discussions or negotiations with respect to an Acquisition Proposal, the Company will provide oral and written notice to Parent of such Acquisition Proposal or request, the identity of the Person making any such Acquisition Proposal or request and the material terms and conditions of such Acquisition Proposal or request, including a copy of any such written Acquisition Proposal (and any amendments or modifications thereto), or written request, as applicable. The Company will keep Parent informed on a prompt basis of the status of any such Acquisition Proposal or request and any modifications or proposed modifications thereto. The Company will, promptly upon receipt or delivery thereof, provide Parent with copies of all drafts and final versions of definitive or other agreements (including schedules and exhibits thereto), and all other material communications, relating to such Acquisition Proposal exchanged between the Company, any Company Subsidiary or any Representative of the Company, on the one hand, and the Person making such Acquisition Proposal, its Affiliates or any of its Representatives, on the other hand.
(h)    Nothing contained in Section 6.3(b) or this Section 6.5 will prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal; provided that (i) any “stop, look and listen” or similar communication pending disclosure of the Company’s position thereunder will not be prohibited, (ii) any statement of position pursuant to Rule 14d-9(f) under the Exchange Act, or any similar communication to the stockholders of the Company, will be deemed to be a Change in Recommendation if it does not expressly affirm the Recommendation or otherwise qualifies as a Change in

Recommendation and (iii) neither the Company or the Board of Directors of the Company may effect a Change in Recommendation except in accordance with Section 6.5(d) and Section 6.5(e). The Company shall provide Parent with a copy of the text of any disclosure proposed to be made pursuant to this Section 6.5(h) at the earliest practicable time in advance of such disclosure.
(i)    The Company will promptly inform its Representatives of the restrictions set forth in this Section 6.5. Any breach or violation of the restrictions set forth in this Section 6.5 by any Company Subsidiary or by any Representative of the Company, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, will be deemed to be a breach or violation of this Section 6.5 by the Company.
Section 6.6    State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar Law is or becomes applicable to, or restricts or limits in any manner, any of this Agreement or the transactions contemplated by this Agreement, including the Merger, the Company and its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such provision, statute, regulation or Law on the transactions contemplated by this Agreement, including the Merger.
Section 6.7    Section 16 of the Exchange Act. Prior to the Closing, the Company will take all such steps as may be required or advisable to cause any dispositions of the Company’s Securities (including derivative Securities with respect to Common Stock) resulting from the transactions contemplated by this Agreement, including the Merger, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.8    Stockholder Litigation. The Company will promptly advise Parent orally and in writing of any Proceeding, whether commenced prior to or after the date of this Agreement, brought against the Company or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement, including the Merger, and will keep Parent informed on a prompt basis regarding any such Proceeding, including discussions and developments in respect of settlement thereof. The Company will give Parent the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of, any such Proceeding or the settlement thereof, will give due consideration to Parent’s advice with respect to such Proceeding or the settlement thereof and will not settle or offer to settle any such Proceeding without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed).
Section 6.9    SVB Debt Agreement Payoff.
(a)    At least three Business Days prior to the Closing Date, the Company shall deliver to Parent an executed copy of a customary payoff letter from SVB under the SVB Debt Agreement in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder or secured thereby, the termination of all commitments in connection therewith and the release of all Liens securing the obligations thereunder (the “Payoff Letter”).
(b)    The Company shall, and shall cause its Subsidiaries to, deliver to Parent (or to SVB, in the case of prepayment and termination notices) prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required for the termination of commitments under the SVB Debt Agreement and the release of all Liens securing the obligations thereunder, including the filing of UCC releases, termination of control agreements, and delivery of possessory collateral, which shall in each case be subject to the repayment in full of all obligations then outstanding under the SVB Debt Agreement.

(c)    Following the Effective Time, Parent shall pay or shall cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then due and payable under the SVB Debt Agreement in accordance with the Payoff Letter.
Section 6.10    Deregistration and Delisting. The Company will cooperate with Parent in taking or causing to be taken all actions necessary, proper or advisable to delist the Common Stock from Nasdaq and terminate the registration of any of the Company’s Securities under the Exchange Act; provided that, such delisting and termination will not be effective until the Closing Date. If the Surviving Corporation is or is reasonably likely to be required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act which falls on a date within the 10 days following the Closing Date, the Company will deliver to Parent at least five Business Days prior to the Closing a substantially final draft of any such annual or quarterly report, and, subject to Parent’s prior review and comment, which comments, if any, the Company shall consider in good faith, the Company will file, or cause to be filed, such annual or quarterly report, as applicable, prior to the Closing.
ARTICLE VII
ADDITIONAL AGREEMENTS

Section 7.1    Efforts; Consents and Approvals.
(a)    Subject to the terms and conditions of this Agreement and provided that such Party has not then asserted a right to terminate this Agreement under Section 9.1(b), Section 9.1(c) or Section 9.1(d), each of Parent and the Company will, and will cause their respective Subsidiaries and Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement, including (x) determining all necessary or, in the reasonable judgment of Parent, proper or advisable filings, notices, petitions, clearances, statements, registrations, submissions of information, applications and other documents for consummating the Merger and the other transactions contemplated by this Agreement (including from or to Governmental Authorities or third parties), (y) preparing and filing as promptly as practicable all documentation to effect such filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (z) obtaining all approvals, consents, registrations, waivers, permits, authorizations, clearances, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including any such approvals, consents, registrations, waivers, permits, authorizations, clearances, orders and other confirmations required under the HSR Act and any other applicable Competition Laws or Foreign Investment Laws. Subject to and in furtherance of the foregoing sentence:
(i)    The Company will, and will cause the Company Subsidiaries to, contact in writing, any counterparty to a Company Contract or Lease provided on Section 7.1(a)(i) of the Company Disclosure Letter (and any other counterparty to a Company Contract or Lease mutually agreed by Parent and the Company) to provide notice of, or to seek a consent or waiver, as applicable, in respect of the transactions contemplated by this Agreement, and the Company will, and will cause the Company Subsidiaries to, provide such notices and use reasonable best efforts to secure such consents and waivers; provided that neither the Company nor any Company Subsidiary may agree to any payment, obligation or undertaking, or any limitation on any rights of the Company or any Company Subsidiary, or any obligation or limitation of rights of Parent or its Affiliates, in connection with obtaining such consent or waiver without the prior written consent of Parent. Notwithstanding the foregoing, the failure to obtain any such consent or waiver shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX;

(ii)     Each of Parent and the Company will (A) make or prepare, or cause to be made or prepared, the documents, forms, filings or submissions required of such Party (or, in the reasonable judgment of Parent, filings that are advisable to be made by such Party) under the HSR Act and any other applicable Competition Laws and Foreign Investment Laws with respect to the transactions contemplated by this Agreement as promptly as practicable and advisable, (B) comply with any request for additional information, documents or other materials (including a “second request” under the HSR Act) received by such Party from the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority under any applicable Competition Laws or Foreign Investment Laws with respect to such filings or such transactions as promptly as practicable and advisable, (C) act in good faith and reasonably cooperate with the other Party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other applicable Competition Laws and Foreign Investment Laws with respect to any such filing or any such transaction and (D) not extend any waiting period under the HSR Act or any other applicable Competition Laws or Foreign Investment Laws or enter into any Contract with or Order of any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Parent;
(iii)    Parent will, on behalf of Parent and the Company, subject to reasonable consultation with the Company and its Representatives, control and lead all communications and strategy related to any filings, obtaining any necessary (or, in the reasonable judgment of Parent, proper or advisable) approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other applicable Competition Laws or Foreign Investment Laws. The Company will provide, and will cause its Affiliates to provide, prompt, full and effective support to Parent in all such communications and other discussions or actions to the extent requested by Parent; and
(iv)    To the extent not prohibited by applicable Law, each of Parent and the Company will use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement or any other written materials made to or received from any applicable Governmental Authority; provided that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries and (B) as necessary to address reasonable privilege or confidentiality concerns. Each of Parent and the Company will give the other Party reasonable and prompt prior notice of any communication with, and any proposed understanding, undertaking or Contract with, any Governmental Authority regarding any such filings or any such transaction, and keep the other party informed as to the status of any request, inquiry, objection, charge or other action, by or before any Governmental Authority with respect to the transactions contemplated by this Agreement. The Company will not independently participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without using reasonable best efforts to give Parent prompt prior notice of the meeting or conversation and, unless prohibited by any such Governmental Authority, the opportunity to attend or participate in such meeting or conversation.
(b)    Notwithstanding the foregoing provisions of Section 7.1(a) or any other provision of this Agreement to the contrary, nothing in this Agreement will (i) be deemed to require Parent or the Surviving Corporation or any of their respective Affiliates to propose, agree to or take any action, or cause to be done, or assist or cooperate in the doing of anything, that Parent, in its reasonable discretion, determines would result in, or could reasonably be expected to result in, (A) any arrangement, condition, restriction, Contract or Order that is not conditioned on the consummation of the transactions contemplated by this Agreement or (B) the execution, carrying out or termination of Contracts or Orders or submitting to Laws or other legally binding requirements (1)

providing for the license, sale, lease, transfer or other disposition of, any Lien on, or holding separate (through the establishment of trust or otherwise) of, any assets, Securities, or rights of Parent or the Company or any of their respective Affiliates, (2) providing for the termination of existing relationships, contractual rights or obligations of Parent or the Company or any of their respective Affiliates, or (3) imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Affiliates to conduct their respective businesses (including with respect to market practices and structure) or own any assets or to acquire, hold or exercise full rights of ownership of the business of Parent, the Company or their respective Affiliates (each of the preceding (A) or (B), a “Burdensome Condition”), (ii) obligate Parent or the Company to oppose through any Proceeding pursuant to any Competition Laws or Foreign Investment Laws any Restraint or Burdensome Condition or any Person (including any Governmental Authority) seeking to impose any Restraint or any Burdensome Condition, or (iii) limit the right of a Party to terminate this Agreement in accordance with Section 9.1 or require Parent to exercise its right to elect to extend the End Date pursuant to Section 9.1(b)(i). The Company will not, and will cause its Affiliates not to, agree or commit to any Burdensome Condition without the written consent of Parent.
Section 7.2    Employee Matters.
(a)    Parent shall, or shall cause the Surviving Corporation to, for a period beginning at the Effective Time and ending on the first anniversary of the Effective Time, provide the Continuing Employees with an annual base salary or base wage rate (as applicable) that is no less favorable than as is provided to such Continuing Employee immediately prior to the Effective Time, except to the extent such Continuing Employee’s employment with the Surviving Corporation, Parent or its Affiliates is terminated before the first anniversary of the Effective Time. Any Continuing Employee who, as of January 1, 2023, (i) is a participant in the Cardiovascular Systems, Inc. Executive Officer Severance Plan, as may be amended from time to time (the “Severance Plan”) and incurs a qualifying termination of employment at any time during the 24 month period immediately following the Effective Time or (ii) is party to a written Contract with the Company or its Subsidiaries that provides for severance obligations and incurs a qualifying termination of employment under the terms of such Contract, shall be eligible to receive severance payments and benefits subject to, and in accordance with, the terms of the Severance Plan or such Contract, as applicable, without duplication of benefits.
(b)    To the extent that any Continuing Employee becomes eligible to participate in an “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Parent or any of its Subsidiaries (collectively, the “Parent Benefit Plans”), then, for purposes of determining eligibility to participate and vesting, service with the Company or any of its Subsidiaries prior to the Effective Time shall be treated as service with Parent or any of its Subsidiaries to the extent recognized by the Company and its Subsidiaries under any similar Benefit Plan prior to the Effective Time; provided, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits, and Parent shall not be required to provide credit for any purpose under any Parent Benefit Plan that is (i) a cash or equity incentive compensation plan, (ii) a defined benefit pension plan, (iii) a post-retirement welfare plan or (iv) a Parent Benefit Plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.
(c)    In addition, subject to applicable Law, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to: (i) waive, or cause to be waived, any pre-existing condition limitations and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees (and their eligible dependents) under any Parent Benefit Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time, except to the extent that such pre-existing condition limitations and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Effective Time, and (ii) solely with respect to any medical plan, provide each Continuing Employee with credit for any deductibles paid during the plan year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any Parent Benefit Plans that are welfare plans in which such Continuing Employee is eligible to participate after the Effective Time, in each case, to the extent such deductibles would have been satisfied under the comparable Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time.
(d)    The Company shall terminate, or terminate participation in, as applicable, effective as of immediately prior to the Closing, any Benefit Plan that constitutes a 401(k) plan, if requested by Parent in writing at least five Business Days prior to the Closing. If any such termination requires approval of the Board of Directors of the Company so as to effect such termination, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Board of Directors of the Company has validly adopted resolutions to terminate, or terminate participation in, as applicable, and make any necessary amendments to, such Benefit Plan pursuant to this Section 7.2(d) (the form and substance of which resolutions and any necessary amendments shall be subject to advance review and approval of Parent).
(e)    The Parties acknowledge and agree that all provisions contained in this Section 7.2 are included for the sole benefit of the Parties, and that nothing in this Section 7.2, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company or any Company Subsidiary, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Benefit Plan or Parent Benefit Plan, or (iii) shall limit the right of Parent or its Affiliates (including, after the Closing, the Surviving Corporation) to amend, terminate or otherwise modify any Benefit Plan or Parent Benefit Plan.
Section 7.3    Fees and Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such fees and expenses.
Section 7.4    Directors’ and Officers’ Indemnification and Insurance.
(a)    From and after the Effective Time, the Surviving Corporation will (i)(A) indemnify and hold harmless against any costs or expenses (including reasonable attorneys’ fees), and any judgments, fines, losses, claims, damages, penalties, amounts, or liabilities incurred or paid in connection with any threatened, pending or completed investigation, claim, action, inquiry, suit, proceeding or judgment, whether criminal, civil, administrative or investigative, based on, arising out of, relating to or in connection with the fact that such Person is or was (1) a director or officer of the Company or any Company Subsidiary prior to the Effective Time, or (2) an employee of the Company or any Company Subsidiary and who the Company or any Company Subsidiary had a written obligation to indemnify as of January 1, 2023 (the preceding (1) and (2) collectively, the “Indemnified Persons”) and arising out of or relating to acts or omissions occurring or existing (or alleged to have occurred or existed) at, prior to or after the Effective Time (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated hereby), (B) exculpate and release from any liability each Indemnified Person, and (C) provide the advancement of expenses to each Indemnified Person, in each case of the preceding clauses (A) and (B) and this clause (C), to the same extent such Indemnified Persons are so indemnified and held harmless, or exculpated and released, or have the right to advancement of expenses as of the date of this Agreement pursuant to the Company’s or Company Subsidiary’s, as applicable, Constituent Documents and indemnification contracts, in existence on January 1, 2023 with the Indemnified Persons as set forth in Section 4.20(a)(xvii) of the Company Disclosure Letter and (ii) maintain for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) covering each Insured Person, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current D&O Insurance, with respect to claims arising from facts or events that occurred on or before the Effective Time, including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event will the Surviving Corporation be required to expend for any one coverage year more than 250 percent of the current annual premium expended by the Company and the Company Subsidiaries as set forth in Section 7.4(a) of the Company Disclosure Letter to maintain or procure such D&O Insurance (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing insurance coverage, Parent may direct the Company or the Surviving Corporation to purchase, at Parent’s expense, “tail” insurance coverage, at a cost no greater than the Maximum Annual Premium, that provides coverage no less favorable than the coverage described above.
(b)    Parent and Merger Sub agree that the rights of each Indemnified Person hereunder will be in addition to, and not in limitation or substitution of, any other rights such Indemnified Person may have under the Constituent Documents of the Company or any Company Subsidiary or the Surviving Corporation, any other indemnification contract, the DGCL or otherwise. Nothing in this Agreement, including this Section 7.4 is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary or the Indemnified Persons, it being understood and agreed that the indemnification provided for in this Section 7.4 is not prior to, or in limitation of or substitution for, any such claims under any such policies.
(c)    The provisions of this Section 7.4 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons and his or her heirs, executors, administrators and personal representatives, each of whom will be third party beneficiaries of this Section 7.4. In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers or conveys 50 percent or more of its properties and assets to any Person (including by liquidation, dissolution or assignment for the benefit of creditors or similar action), then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will expressly assume, and comply with, the obligations set forth in this Section 7.4.
Section 7.5    Public Announcements. Parent and the Company agree that no public release or announcement concerning this Agreement, the Merger or the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as such public release or announcement may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the Party required to make the public release or announcement shall use its commercially reasonable efforts to allow the other Party reasonable time to comment on such public release or announcement in advance of such issuance (including by providing the contents of such public release or announcement), it being understood that the final form and content of any such public release or announcement, to the extent required, shall be at the final discretion of the disclosing Party or (b) for such public release or announcement that relates to any dispute among the Parties or their Affiliates regarding this Agreement, the Merger or the transactions contemplated hereby or any Change in Recommendation pursuant to Section 6.5, except that in the case of a public release or announcement relating to such Change in Recommendation, the Company shall provide Parent reasonable time to review such public release or announcement in advance of such issuance. Notwithstanding the foregoing, this Section 7.5 will not apply to any public release or announcement made by the Company or Parent the text of which has been previously reviewed and consented to in writing in accordance with this Section 7.5. The Company and Parent agree that any press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of, Parent and the Company.
Section 7.6    Notice of Certain Events. The Company will promptly notify Parent in writing, and Parent will promptly notify the Company in writing, as applicable, after receiving or becoming aware of (a) any written notice or other communication from any Person alleging that the consent or waiver of such Person is or may be required in connection with the transactions contemplated by this Agreement if the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, as the case may be (and the response thereto from Parent or the Company, as the case may be), (b) the occurrence, or non-occurrence, of any event which could be reasonably likely to cause (i) any representation or warranty of the notifying Party contained in this Agreement to be untrue or inaccurate, except as would not and would not reasonably be expected to be, individually or in the aggregate, material to the notifying Party and the Party’s Subsidiaries, taken as a whole or (ii) any condition set forth Section 8.2 (in the case of the Company as the notifying Party) or Section 8.3 (in the case of Parent as the notifying Party) to not be met and (c) any Proceeding commenced or, to its knowledge, threatened against, relating to or otherwise involving Parent or any of the Subsidiaries of Parent (if Parent is the notifying Party) or the Company or any Company Subsidiary (if the Company is the notifying Party) that relates to the consummation of the transactions contemplated by this Agreement. The delivery of any notice pursuant to this Section 7.6 will not (i) limit, modify or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (ii) limit or otherwise affect the rights or remedies of Parent or the Company, (iii) be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement or the Company’s reliance on the representations, warranties, covenants, and agreements made by Parent and Merger Sub in this Agreement or (iv) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company, Parent, or Merger Sub. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX solely if such failure was due to a Party’s failure to recognize that the underlying event required notice hereunder and such Party acted promptly to cure such failure upon awareness of such failure.
Section 7.7    Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give either Party, directly or indirectly, the right to control, direct or influence the other Party’s operations prior to the Effective Time, and (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
ARTICLE VIII
CONDITIONS PRECEDENT

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver (if permissible under applicable Law) on or prior to the Effective Time of the following conditions:
(a)    the Company must have obtained the Stockholder Approval;
(b)     the waiting period under the HSR Act applicable to the Merger and the other transactions contemplated by this Agreement (or any extension thereof including the expiration or termination of any timing agreement entered into with any Governmental Authority) must have expired or been terminated and all consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Authority pursuant to any other applicable Competition Law or Foreign Investment Law in connection with the consummation of the Merger and the transactions contemplated by this Agreement that are set forth in Section 4.5(b) of the Company Disclosure Letter or otherwise reasonably determined by Parent to be applicable to the Merger and the other transactions contemplated by this Agreement must have been obtained and made and must be in full force and effect, in each case without the imposition of any Burdensome Condition or any requirement to agree to any terms, conditions, liabilities, obligations or commitments that, individually or in the aggregate, with any other terms, conditions, liabilities, obligations or commitments under any Competition Law or Foreign Investment Law, constitute a Burdensome Condition (except, in each case, as may be consented to in writing by Parent in its sole and absolute discretion); and

(c)    no Laws (whether temporary, preliminary or permanent) must have been enacted, enforced, entered, adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order must have been issued by a court or other Governmental Authority and remain in effect, having the effect of restraining, enjoining, making illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement (such Laws and Orders, collectively, “Restraints”).
Section 8.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, or waiver (if permissible under applicable Law), by Parent, at or prior to the Effective Time of the following additional conditions:
(a)    (i) each of the representations and warranties of the Company set forth in the first sentence of Section 4.1 and in Section 4.4, Section 4.5(a)(i), Section 4.6, Section 4.10(b), Section 4.28, and Section 4.29 (collectively, the “Fundamental Representations”) must be true and correct in all material respects (except for the representation and warranty in Section 4.10(b), which must be true and correct in all respects) as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of immediately prior to the Effective Time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct in all material respects as of such other date), (ii) each of the representations and warranties of the Company set forth in Section 4.3 (the “Capitalization Representations”) must be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of immediately prior to the Effective Time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct in all respects (other than de minimis inaccuracies) as of such other date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality,” “Material Adverse Effect” or similar qualification, must be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct as so made had not had and would not reasonably be expected to have a Material Adverse Effect;
(b)    the Company must have performed or complied in all material respects with all covenants, obligations and agreements required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time;
(c)    there must not be pending or threatened in writing any Proceeding with respect to which any Governmental Authority is or has threatened in writing to become a party (i) seeking to restrain or prohibit the consummation of the Merger, or seeking to obtain from the Company, Parent, Merger Sub or any other Affiliate of Parent any damages that are material in relation to the Company and the Company Subsidiaries, taken as a whole, (ii) seeking to impose any Burdensome Condition, or (iii) otherwise inquiring into the compliance of the Merger with applicable Competition Laws or Foreign Investment Laws; provided, that the Parties acknowledge and agree that a Party’s receipt of a Specified FTC Letter shall not constitute a pending or threatened Proceeding for purposes of this Section 8.2(c);
(d)    no Material Adverse Effect must have occurred and no Changes must have occurred that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(e)    Parent must have received a certificate of the chief executive officer or the chief financial officer of the Company certifying the matters set forth in Section 8.2(a), Section 8.2(b), and Section 8.2(d).

Section 8.3    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction, or waiver (if permissible under applicable Law), by the Company, at or prior to the Effective Time of the following additional conditions:
(a)    each of the representations and warranties of Parent set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality,” “material adverse effect” or similar qualification, must be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time (except to the extent in either case that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be trust and correct as of such other date), except where the failure of such representations and warranties to be true and correct as so made would not prevent or materially impair or materially delay the ability of Merger Sub to consummate the Merger or Parent to pay the Merger Consideration and amounts payable to holders of Company Equity Awards;
(b)    each of Parent and Merger Sub must have performed or complied in all material respects with all covenants, obligations and agreements required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time; and
(c)    the Company must have received a certificate of a duly authorized officer of Parent certifying the matters set forth in Section 8.3(a) and Section 8.3(b).
ARTICLE IX
TERMINATION

Section 9.1    Termination. Subject to Section 9.2, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:
(a)    by mutual written agreement of Parent and the Company;
(b)    by either Parent or the Company, if:
(i)     the Merger has not been consummated by November 8, 2023 (the “End Date”), whether the End Date is before or after the date of the Stockholder Approval; provided that if, as of the date 10 Business Days prior to the End Date, all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than (A) the condition set forth in Section 8.1(b), (B) the condition set forth in Section 8.1(c) as it relates to a Restraint which is, or is imposed pursuant to, a Competition Law or Foreign Investment Law, or (C) those conditions that by their nature are to be satisfied at the Effective Time), Parent, in its sole and unlimited discretion for any reason or no reason at all, has the right, but not the obligation, by delivery of written notice to the Company, to elect to extend the then-applicable End Date to a date 90 days after the then-applicable End Date (with all references in this Agreement to the End Date thereafter being deemed to be references to the End Date as so extended), with Parent entitled to a total of three such extensions so that the initial End Date will not in any event be extended more than 270 days in the aggregate; provided that Parent’s declining to so extend the End Date as permitted under this Section 9.1(b)(i) shall not be deemed a violation of any covenant, obligation or agreement of Parent under this Agreement or otherwise; provided further that the right of termination pursuant to this Section 9.1(b)(i) shall not be available to any Party that has materially breached its representations, warranties, covenants, obligations or agreements under this Agreement and such breach was the primary cause for the failure of the Merger to be consummated by the End Date;
(ii)    any Restraint on the consummation of the Merger or making the Merger illegal is in effect and has become final and non-appealable; or

(iii)    the Stockholder Approval is not obtained upon a vote taken on the adoption of this Agreement at the Stockholders Meeting or any recess, adjournment or postponement thereof;
(c)    by Parent, if:
(i)    the Company has breached or failed to perform or comply with any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representations or warranties have become inaccurate after the date of this Agreement, and such breach, failure or inaccuracy would result in a failure of any condition set forth in Section 8.2(a) or Section 8.2(b) and such breach, failure or inaccuracy is incapable of being cured by the Company or, if capable of being cured, is not cured prior to the earlier of (A) 30 days after the date written notice thereof is given by Parent to the Company and (B) the fifth Business Day prior to the End Date;
(ii)    (A) the Board of Directors of the Company has effected a Change in Recommendation or (B) the Company (including the Board of Directors of the Company), any Company Subsidiary or any Representative of the Company has materially breached Section 6.3(b) or Section 6.5; or
(iii)    on or after the date of this Agreement, a Material Adverse Effect has occurred;
(d)    by the Company, if:
(i)    Parent or Merger Sub has breached or failed to perform or comply with any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation or warranty has become inaccurate after the date of this Agreement, and such breach, failure or inaccuracy would result in a failure of any condition set forth in Section 8.3(a) or Section 8.3(b) and such breach, failure or inaccuracy is incapable of being cured by Parent or Merger Sub or, if capable of being cured, is not cured prior to the earlier of (i) 30 days after the date written notice thereof is given by the Company to Parent and (ii) the fifth Business Day prior to the End Date; or
(ii)    at any time prior to obtaining the Stockholder Approval, the Company has effected a Change in Recommendation in response to a Superior Proposal in order for the Company to concurrently enter into a definitive agreement to consummate such Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.5(d) and Section 6.5(e), provided, however, that immediately prior to or simultaneously with such termination, and as a condition to the effectiveness of such termination, the Company pays to Parent the Company Termination Fee in accordance with Section 9.3(a)(iii).
Section 9.2    Effect of Termination. In the event of any termination of this Agreement as provided in Section 9.1, the obligations of the Parties under this Agreement will terminate and there will be no liability on the part of any Party with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of this Section 9.2, Section 9.3, Section 9.4 and Article X, each of which will remain in full force and effect; provided that no Party will be relieved or released from any liability or damages arising or resulting from any fraud. Without limiting the generality of the foregoing, (i) the Company acknowledges and agrees that the payment of the Company Termination Fee pursuant to Section 9.3 will not preclude Parent in the case of any fraud from seeking any additional damages or other remedies available at Law or in equity from any Person on account of such fraud and (ii) Parent acknowledges and agrees that the payment of the Parent Termination Fee pursuant to Section 9.4 will not preclude the Company in the case of any fraud from seeking any additional damages or other remedies available at Law or in equity from any Person on account of such fraud.

Section 9.3    Company Termination Fee.
(a)    The Company will pay to Parent, by wire transfer of cash in immediately available funds, $26,500,000 (the “Company Termination Fee”) if this Agreement is terminated under the following circumstances:
(i)    if (A) this Agreement is terminated (1) by either Parent or the Company pursuant to Section 9.1(b)(i), (2) by either Parent or the Company pursuant to Section 9.1(b)(iii) or (3) by Parent pursuant to Section 9.1(c)(i), and prior to or as of such termination described in the foregoing clause (1) through (3), (x) an Acquisition Proposal has been publicly announced or disclosed or has otherwise become publicly known or, solely in the cases of clauses (A)(1) and (A)(2), a non-public Acquisition Proposal has been made to the Board of Directors of the Company or (y) any Person has publicly announced, disclosed or communicated an intention to make, whether or not conditionally, an Acquisition Proposal or, solely in the cases of clauses (A)(1) and (A)(2), privately disclosed or communicated to the Board of Directors of the Company an intention to make, whether or not conditionally, an Acquisition Proposal which, in case of either of the foregoing clause (x) or (y), has not been withdrawn (publicly, if public) at the time of such termination, in the case of a termination pursuant to Section 9.1(b)(i) or Section 9.1(c)(i) or, on the date that is three Business Days before Stockholders Meeting, in the case of a termination pursuant to Section 9.1(b)(iii), and (B) within twelve months after the date of such termination pursuant to Section 9.1(b)(i), Section 9.1(b)(iii) or Section 9.1(c)(i), (1) the Board of Directors of the Company recommends that stockholders vote in favor of, or tender their shares into, any Acquisition Proposal (including any Acquisition Proposal made after the date of termination of this Agreement) or (2) the Company (x) enters into a definitive agreement with respect to any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement), or (y) consummates the transaction contemplated by any Acquisition Proposal (including any Acquisition Proposal made after the date of termination of this Agreement), then in case of the foregoing clauses (A) and (B), the Company will pay the Company Termination Fee concurrently with the earliest to occur of such recommendation, such entry into such definitive agreement or such consummation of such transaction; provided that, for purposes of this Section 9.3(a)(i), all references to 15 percent included in the definition of the term “Acquisition Proposal” will be deemed to refer to 50 percent; provided further, that Section 9.3(a)(i)(A) will not apply to any Acquisition Proposal which was made in writing to the Board of Directors of the Company prior to the date of this Agreement and for which there has been no subsequent announcement, disclosure or communication renewing such Acquisition Proposal after the date of this Agreement.
(ii)    if this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii), then the Company will pay the Company Termination Fee by the second Business Day following the date of such termination;
(iii)    if this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), then the Company will pay the Company Termination Fee immediately prior to or simultaneously with, and as a condition to the effectiveness of, such termination; or
(iv)    if this Agreement is terminated by the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, at the time of such termination, Parent is entitled to terminate this Agreement pursuant to Section 9.1(c)(ii), then the Company will pay the Company Termination Fee by the second Business Day following the date of such termination.
(b)    Each of the Parties acknowledges that any amounts payable by the Company to Parent pursuant to this Section 9.3 are not a penalty, but rather, subject to Section 9.2, constitutes liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while proposing and negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.
(c)    The Company acknowledges and agrees that the agreements contained in this Section 9.3 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Parent commences any Proceeding that results in a judgment against the Company for such amounts, the Company will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate as published by Bloomberg in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with such Proceeding.
Section 9.4    Parent Termination Fee.
(a)    Parent will pay to the Company, by wire transfer of cash in immediately available funds, $26,500,000 (the “Parent Termination Fee”), no later than two Business Days after the date of termination of this Agreement, if:
(i)    (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i) solely as a result of the failure to satisfy or waive by the time of such termination either (1) the condition set forth in Section 8.1(b) (if such failure arises solely from applicable Competition Laws), (2) the condition set forth in Section 8.1(c) (if such failure arises solely from a Restraint which is, or is imposed pursuant to, an applicable Competition Law) or (3) the condition set forth in Section 8.2(c) (if such failure arises solely from a Proceeding pursuant to an applicable Competition Law), or (B) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(ii) solely as a result of a Restraint which is, or is imposed pursuant, to an applicable Competition Law, and
(ii)    in either case of the foregoing clauses (i)(A) or (i)(B), all other conditions set forth in Article VIII are satisfied or waived as of the time of such termination (other than those conditions that by their nature are to be satisfied at the Effective Time, but which conditions would be satisfied if the Effective Time were to occur at the time of such termination).
(b)    Each of the Parties acknowledges that any amounts payable by Parent to the Company pursuant to this Section 9.4 are not a penalty, but rather, subject to Section 9.2, constitute liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while proposing and negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.
(c)    Parent acknowledges and agrees that the agreements contained in this Section 9.4 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Parent fails promptly to pay any amounts due under this Section 9.4 and, in order to obtain such payment, the Company commences any Proceeding that results in a judgment against Parent for such amounts, Parent will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate as published by Bloomberg in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by the Company in connection with such Proceeding.
ARTICLE X
GENERAL PROVISIONS

Section 10.1    Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.
Section 10.2    Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile, upon confirmation of receipt by or on behalf of the addressee, (b) on the third Business Day following the date of dispatch if delivered by a recognized international express courier service or (c) when sent by email, with no “bounceback” or notice of non-delivery generated to sender, if sent before 6:00 p.m. addressee’s local time on a Business Day, or on the next Business Day if sent after 6:00 p.m. addressee’s local time (or, the first Business Day following such sending if the sending date is not a Business Day). All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:
If to Parent or Merger Sub, to:
Abbott Laboratories
100 Abbott Park Road, D-364
Abbott Park, IL 60064-3500
Attention: Executive Vice President, General Counsel and Secretary
Email: *****
with a copy (which will not constitute notice) to:
Baker & McKenzie LLP
300 E Randolph St, Suite 5000
Chicago, IL 60601
Attention: Olivia Tyrrell; Derek Liu; Piotr Korzynski
Email: *****
If to the Company, to:
Cardiovascular Systems, Inc.
1225 Old Highway 8 NW
Saint Paul, MN 55112
Attention: Scott Ward and Alexander Rosenstein
Email: *****

with a copy (which will not constitute notice) to:
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402-1498
Attention: Robert Rosenbaum and Jonathan Van Horn
Email: *****
Section 10.3    Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to their subject matter. The Parties have not made any other agreements or binding statements, oral or otherwise, express or implied, pertaining to this Agreement (including the Exhibits and the Company Disclosure Letter) and the

Confidentiality Agreement. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever; provided that from and after the Effective Time, (a) the obligations set forth in Section 7.4 may be enforced by the Indemnified Persons and (b) subject to the terms and conditions in Article II and Article III, the right of the Company’s stockholders to receive the Merger Consideration or payment under Section 2.7 may be enforced by such stockholders. Parent’s obligations under the Confidentiality Agreement will terminate as of the Closing.
Section 10.4    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law (including as a matter of public policy), all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
Section 10.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void; provided that prior to the Effective Time, Parent may assign and transfer the Securities of Merger Sub held by Parent to any direct or indirect wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 10.6    Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption and approval of this Agreement by the stockholders of the Company or by the sole stockholder of Merger Sub, but after such adoption and approval, no amendment will be made which by Law or in accordance with the rules of Nasdaq requires further adoption or approval by any such stockholders without such further adoption and approval, as applicable. In any event, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
Section 10.7    Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally permitted (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver will be made which by Law or in accordance with the rules of Nasdaq requires further approval by the stockholders of the Company without such further approval. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.
Section 10.8    Governing Law and Venue: Waiver of Jury Trial.
(a)    THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, AND ALL ACTIONS, SUITS AND PROCEEDINGS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT WILL BE GOVERNED BY, THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CHOICE OR CONFLICTS OF LAW

PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.
(b)    The Parties irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) with respect to all matters arising out of or relating to this Agreement, the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and irrevocably waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or convenient or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such action, suit or proceeding will be heard and determined exclusively in such courts. The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Law will be valid and sufficient service. The Parties agree that a final judgment in any such action, suit or proceeding will be conclusive and maybe enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing will restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
(c)    EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.8(c).
(d)    The provisions of this Section 10.8 are not intended and will not be deemed to constitute a submission by Parent to the jurisdiction of any United States federal or state court or any other United States Governmental Authority, other than solely for purposes of any Proceeding initiated by the Company or any express third party beneficiary as provided in Section 10.3 arising out of or relating to this Agreement and the transactions contemplated hereby as provided in this Section 10.8.
Section 10.9    Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.8, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.
Section 10.10    Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument. This Agreement will become effective when each Party has received counterparts executed and delivered by the other Parties. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and Adobe Sign). The use of electronic signatures and electronic records shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable Law.
[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

ABBOTT LABORATORIES
By: /s/ Robert E. Funck, Jr. Name: Robert E. Funck, Jr. Title: Executive Vice President, Finance and Chief Financial Officer
COBRA ACQUISITION CO.
By: /s/ Robert E. Funck, Jr. Name: Robert E. Funck, Jr. Title: President
CARDIOVASCULAR SYSTEMS, INC.
By: /s/ Scott Ward Name: Scott Ward Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]